Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: May 9, 2018

The following is the circular dated May 9, 2018 with respect to the proposed simplification of RELX Group through a cross-border merger of RELX PLC and RELX NV.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own financial advice as soon as possible from your stockbroker, bank, solicitor, accountant or other appropriate independent financial adviser duly authorised under FSMA if you are in the UK, or the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) if you are in the Netherlands, or from another appropriately authorised independent financial adviser if you are outside of these territories.

If you sell or transfer or have sold or otherwise transferred all your RELX PLC Shares or RELX NV Shares and have received this document in hard copy, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws or regulations in such jurisdiction. If you sell or transfer or have sold or otherwise transferred only part of your holding of the RELX PLC Shares or the RELX NV Shares, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

The release, publication or distribution of this document (in whole or in part) in jurisdictions other than the UK, the Netherlands and the United States may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than England, the Netherlands or the United States should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of any such jurisdiction.

RELX PLC (incorporated in England and Wales under the Companies Act 2006 with registered number 00077536)	RELX N.V. (incorporated with limited liability in the Netherlands with Chamber of Commerce number 33155037)

Circular

with respect to the proposed simplification of RELX Group through a cross-border merger of RELX PLC and RELX NV

You should read the whole of this document (including any documents incorporated into it by reference). The attention of RELX PLC Shareholders and RELX NV Shareholders is drawn to the explanatory statement from the Chairman that is set out in Part I (Explanatory Statement from the Chairman of RELX Group) of this document, which contains a unanimous recommendation of the Boards that you vote in favour of the Resolutions to be proposed at the RELX PLC Shareholder Meetings and the RELX NV EGM.

Notices of the RELX PLC Court Meeting and the RELX PLC General Meeting, both of which will be held on 27 June 2018 at Haymarket Hotel, 1 Suffolk Place, London SW1Y 4HX, are set out in Schedule 1 (Notice of RELX PLC Court Meeting) and Schedule 2 (Notice of RELX PLC General Meeting) to this document. The RELX PLC Court Meeting will start at 9.30 a.m. (BST) and the RELX PLC General Meeting at 9.40 a.m. (BST) (or as soon thereafter as the RELX PLC Court Meeting shall have been concluded or adjourned).

Notice of the RELX NV EGM to be held on 28 June 2018 at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701 1118 BN Schiphol at 9.30 a.m. (CEST), is set out in Schedule 3 (Notice of RELX NV EGM) to this document.

The actions to be taken in respect of the RELX PLC Shareholder Meetings and the RELX NV EGM are set out on pages 9 to 11 of this document. This document is being sent or made available to RELX PLC Shareholders along with Proxy Forms for use in connection with the RELX PLC Shareholder Meetings. RELX NV Shareholders may obtain Proxy Forms for use in connection with the RELX NV EGM at www.relx.com. Whether or not you intend to attend the RELX PLC Shareholder Meetings or the RELX NV EGM in person, please complete, sign and return the relevant Proxy Form in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received by no later than the time and date printed on the relevant Proxy

Form. Materials for the RELX PLC Shareholder Meetings and the RELX NV EGM are included in this document and/or will be made available on RELX Group’s website (www.relx.com).

RELX PLC Shareholder Helpline

If you have any questions about this document, the RELX PLC Shareholder Meetings, or the completion and return of the Proxy Forms, please call the RELX PLC Shareholder Helpline. If calling from the UK, please call between 8.30 a.m. and 5.30 p.m. (BST) Monday to Friday (except UK and Welsh public holidays) on 0333 207 5964 or, if calling from outside the UK, +44 (0)21 415 0184. Calls to the RELX PLC Shareholder Helpline from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and monitored for security and training purposes. Please note that the RELX PLC Shareholder Helpline operators cannot provide advice on the merits of the Simplification, nor give financial, tax, investment or legal advice.

RELX NV Shareholder Helpline

If you have any questions about this document, the RELX NV EGM or the completion and return of the Proxy Form, please call Georgeson (acting as Information Agent to RELX NV) between 8.30 a.m. and 5.00 p.m. (CEST) Monday to Friday (except Netherlands national public holidays) on +31 102 298 488. Please note that calls may be monitored or recorded. RELX NV Shareholders may also contact Georgeson by way of email at relx@georgeson.com or by post at Georgeson (acting as Information Agent to RELX NV), Westplein 1, 3016 BM Rotterdam. Please note that the RELX NV Shareholder Helpline cannot provide advice on the merits of the Simplification, nor give financial, tax, investment or legal advice.

Overseas jurisdictions

The release, publication or distribution of this document (in whole or in part) in jurisdictions other than the UK, the Netherlands and the United States may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than England, the Netherlands or the United States should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdiction. This document and the accompanying documents have been prepared to comply with English and Dutch law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK and the Netherlands.

This document does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation.

Important Notices

UBS which is authorised by the PRA and regulated by the FCA and the PRA in the UK, is acting for RELX PLC and RELX NV and no one else in connection with the Simplification. UBS is not, and will not be responsible to anyone other than RELX PLC and RELX NV for providing the protections afforded to its clients or for providing advice in relation to the Simplification, the contents of this document or any transaction, arrangement or other matters referred to in this document.

UBS accepts no responsibility whatsoever (apart from the responsibilities and liabilities, if any, which may be imposed on it by FSMA), and makes no representation or warranty, express or implied, as to the contents of this document, including its accuracy, fairness, sufficiency, completeness or verification, or for any other statement made or purported to be made by it, or on its behalf, in connection with RELX PLC and RELX NV or the Simplification, and nothing in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. UBS accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document.

Cautionary note on forward-looking statements

RELX Group considers any statements that are not historical facts to be “forward-looking statements.” These statements are based on the current expectations of the management of RELX Group and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward-looking statement. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth in this document. Important factors that could cause RELX Group’s actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: current and future economic, political and market forces; changes in law and legal interpretation affecting RELX Group’s intellectual property rights and internet communications; regulatory and other changes regarding the collection or use of third-party content and data; changes to the levels or models of government funding for, or spending by academic institutions; demand for RELX Group’s products and services; competitive factors in the industries in which RELX Group operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of RELX Group’s systems; compromises of RELX Group’s data security systems or other unauthorised access to RELX Group’s databases; failure to comply with FTC settlement orders; failure of third parties to whom RELX Group has outsourced business activities; ability to retain high-quality management; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; changes in applicable tax laws and uncertainty in their application by relevant authorities; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of RELX Group’s debt; breaches of generally accepted ethical business standards or applicable laws; RELX Group’s ability to manage its environmental impact; failure to realise RELX Group’s assumptions regarding goodwill and indefinite lived intangible assets; failure to realise anticipated benefits from the Simplification; or the occurrence of difficulties in connection with the Simplification, including obtaining the approval of RELX PLC Shareholders and RELX NV Shareholders; and other risks referenced from time to time in the filings of RELX PLC and RELX NV with relevant regulators.

The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Forward-looking statements are found at various places throughout the information contained in this document. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Except as may be required by law, RELX Group undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

This document does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any RELX PLC Shares and RELX NV Shares or other securities of RELX PLC and RELX NV. In connection with: (i) the admission of the New RELX PLC Shares to the premium listing segment of the Official List and to trading on the main market of the London Stock Exchange; and (ii) the admission to trading of the RELX PLC Shares, including the New RELX PLC Shares, on Euronext Amsterdam, a prospectus approved by the FCA and to be passported to the Netherlands is available on RELX Group’s website (www.relx.com).

RELX PLC has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (registration number 333-223157), which includes a U.S. prospectus. RELX PLC plans to deliver the U.S. prospectus set forth in the Form F-4 to the holders of RELX NV American Depositary Shares and U.S. holders of RELX NV Shares in connection with the Simplification. Holders of RELX NV American Depositary Shares and U.S. holders of RELX NV Shares are urged to read the U.S. prospectus and any other relevant documents filed or to be filed with the SEC carefully when such documents become available as they will contain important information about RELX PLC, RELX NV, the Simplification and related matters. Holders of RELX NV American Depositary Shares and U.S. holders of RELX NV Shares may obtain free copies of the U.S. prospectus and other documents filed with the SEC by RELX PLC and RELX NV on the website maintained by the SEC at www.sec.gov. In addition, holders of RELX NV American Depositary Shares and U.S. holders of RELX NV Shares may also obtain free copies of the U.S. prospectus and other documents filed by RELX PLC and RELX NV with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 (0)20 7166 5634.

Unless otherwise stated, the contents of RELX Group’s website (www.relx.com) or of any website accessible via hyperlinks from RELX Group’s website are not incorporated into, and do not form part of, this document.

Capitalised terms have the meaning ascribed to them in Part IV (Definitions) of this document.

This document is dated 9 May 2018.

CONTENTS

PAGE

INTRODUCTORY LETTER FROM THE CHAIRMAN OF RELX GROUP	5

EXPECTED TIMETABLE OF PRINCIPAL EVENTS	6

INDICATIVE STATISTICS	8

ACTION TO BE TAKEN	9

PART I – EXPLANATORY STATEMENT FROM THE CHAIRMAN OF RELX GROUP	13

PART II – TAXATION	28

PART III – ADDITIONAL INFORMATION	41

PART IV – DEFINITIONS	42

SCHEDULE 1 NOTICE OF RELX PLC COURT MEETING	48

SCHEDULE 2 NOTICE OF RELX PLC GENERAL MEETING	51

SCHEDULE 3 NOTICE OF RELX NV EGM	55

SCHEDULE 4 RELX PLC DIRECTORS’ REPORT

SCHEDULE 5 RELX NV DIRECTORS’ REPORT

SCHEDULE 6 COMMON DRAFT TERMS OF MERGER

SCHEDULE 7 RELX PLC INDEPENDENT EXPERT’S REPORT

SCHEDULE 8 RELX NV INDEPENDENT EXPERT’S REPORT

ANNEX A – EXISTING RELX NV ARTICLES

ANNEX B – NEW RELX NV ARTICLES

ANNEX C – WITHDRAWAL APPLICATION FORM

INTRODUCTORY LETTER FROM THE CHAIRMAN OF RELX GROUP

9 May 2018

To RELX PLC Shareholders, RELX NV Shareholders and, for information only, RELX PLC ADS holders, RELX NV ADS holders and holders of options and awards granted under RELX Group Share Plans

Proposed simplification of RELX Group through a cross-border merger of RELX PLC and RELX NV (the Simplification)

On 15 February 2018, the Boards announced a proposed further simplification of RELX Group’s corporate structure, moving from the current dual parent holding company structure to a single parent company. The Simplification follows the significant measures which were completed in 2015 and is a natural next step for RELX Group, removing complexity and increasing transparency. The proposed changes will be cost and profit neutral, before and after tax, and none of these changes will impact the economic interests of any RELX Shareholder. In particular, ownership, dividend and capital distribution rights are unaffected.

It is proposed that the Simplification will be implemented through a cross-border merger between RELX PLC and RELX NV which will result in RELX PLC becoming the sole parent company of RELX Group. RELX NV Shareholders will receive one New RELX PLC Share in exchange for each RELX NV Share held at the time the Simplification is implemented.

There will be no change to the locations, activities or staffing levels of RELX Group or our four business areas. RELX Group headquarters will remain in London and Elsevier, the global Science Technical & Medical business will continue to be headquartered in Amsterdam, with no changes to operations or staffing levels. Our strategy is unchanged. Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers.

RELX PLC will continue to be incorporated in the UK and will remain UK tax resident. RELX PLC will continue to have a premium listing on the London Stock Exchange with shares quoted and traded in Pounds Sterling (and dividends paid in Pounds Sterling unless otherwise requested by a shareholder). We will be applying for an additional listing of RELX PLC on Euronext Amsterdam so that current RELX NV Shareholders can hold their New RELX PLC Shares as they do today – listed on Euronext Amsterdam, quoted and traded in Euros (and dividends paid in Euros unless otherwise requested by a shareholder). RELX NV ADSs will be exchanged for New RELX PLC ADSs and we are applying for a listing of these newly issued RELX PLC ADSs on the New York Stock Exchange, with these RELX PLC ADSs being quoted and traded in U.S. dollars (and dividends paid in U.S. dollars).

Certain documents relating to voting and the terms of the Simplification are now being sent or made available to RELX PLC Shareholders and RELX NV Shareholders.

Shareholders’ Meetings

The Simplification and the steps necessary for its implementation will, amongst other conditions as set out in this document, require the approval of RELX PLC Shareholders at the RELX PLC Court Meeting and a separate RELX PLC General Meeting, and the RELX NV Shareholders at the RELX NV EGM.

Full details of these meetings are set out in this document. RELX Shareholders should read this document carefully as it contains important information about attending and voting at these meetings.

Recommendation to RELX Shareholders

I am writing to give you further details of the Simplification, including the background to and reasons for the Simplification, to explain why the Boards consider the Simplification to be in the best interests of RELX Group and RELX Shareholders as a whole and recommend that you vote in favour of the Resolutions and the Simplification.

Yours faithfully,

Sir Anthony Habgood

Chairman

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Capitalised terms have the meanings ascribed to them in Part IV (Definitions) of this document. All dates and times are indicative only and are based on current expectations and are subject to change (including as a result of changes to court times). If any dates and/or times in this expected timetable change, the revised dates and/or times will be notified to RELX Shareholders through a public announcement.

Principal events	Expected time and/or date

RELX NV EGM Record Date	31 May 2018

Latest time for receipt of Proxy Forms (or electronic instructions) for the RELX NV EGM	5.00 p.m. (CEST) on 21 June 2018

Latest time for receipt of Proxy Forms (or electronic/CREST Proxy Instructions) for the RELX PLC Court Meeting	9.30 a.m. (BST) on 25 June 2018

Latest time for receipt of Proxy Forms (or electronic/CREST Proxy Instructions) for the RELX PLC General Meeting	9.40 a.m. (BST) on 25 June 2018

RELX PLC Voting Record Time	6.00 p.m. (BST) on 25 June 2018(1)

RELX PLC Court Meeting	9.30 a.m. (BST) on 27 June 2018

RELX PLC General Meeting	9.40 a.m. (BST) on 27 June 2018(2)

RELX NV EGM	9.30 a.m. (CEST) on 28 June 2018

UK High Court hearing to certify that pre-merger steps have been completed by RELX PLC	6 July 2018(3)

End of Withdrawal Period	30 July 2018

Dutch Notary to certify that pre-merger steps have been completed by RELX NV	31 July 2018

UK High Court hearing to sanction the cross-border merger	17 August 2018

Last day for dealings in, and for registration of transfers of the RELX NV Shares	7 September 2018

Effective Date	8 September 2018

Admission of the New RELX PLC Shares on the London Stock Exchange	10 September 2018

Listing of RELX PLC Shares (including the New RELX PLC Shares) and start of conditional dealings in the RELX PLC Shares on Euronext Amsterdam	10 September 2018

Commencement of dealings of the New RELX PLC Shares on the London Stock Exchange	10 September 2018

Event	Expected Time/Date

Commencement of unconditional dealing in the RELX PLC Shares on Euronext Amsterdam and crediting of New RELX PLC Shares to the Euroclear Nederland accounts of RELX NV Shareholders	12 September 2018

Last day for despatch of share certificates in respect of New RELX PLC Shares to RELX NV Shareholders holding shares in registered form and payment of Cash Compensation	18 September 2018

Notes:

(1)	If either the RELX PLC Court Meeting or the RELX PLC General Meeting is adjourned, then the record date for eligibility to vote at the reconvened meeting will be at the close of business on the date falling two working days before the date set for the relevant reconvened meeting.

(2)	If the RELX PLC Court Meeting has not been concluded or adjourned prior to the scheduled commencement of the RELX PLC General Meeting, the commencement of the RELX PLC General Meeting will be delayed until after the RELX PLC Court Meeting has been concluded or adjourned.

(3)	The precise dates of events falling after the RELX PLC Court Meeting, the RELX PLC General Meeting and the RELX NV EGM are indicative only at this stage and will depend, among other things, upon the date of satisfaction (or, where applicable, waiver) of the various Conditions to the Simplification and upon the date on which the UK High Court sanctions the Simplification.

INDICATIVE STATISTICS

Number of RELX PLC Shares in issue as at 4 May 2018	1,051,287,659(1)

Number of RELX NV Shares in issue as at 4 May 2018	936,501,274(2)

Exchange Ratio	1:1

Number of New RELX PLC Shares to be issued pursuant to Simplification	up to 943,868,635(3)

Proportion of Enlarged Share Capital attributable to current holders of interests in RELX PLC Shares immediately following Simplification	52.9%(4)

Proportion of Enlarged Share Capital attributable to former holders of interests in RELX NV Shares immediately following Simplification	47.1%(5)

Notes:

(1)	The total number of RELX PLC Shares in issue as at 4 May 2018, excluding shares held in treasury.

(2)	The total number of RELX NV Shares in issue as at 4 May 2018, excluding shares held in treasury, which will cease to exist as a consequence of the Simplification.

(3)	The number of New RELX PLC Shares that will be issued and allotted immediately on completion of the Simplification, on the assumption that all potentially exercisable options over RELX NV Shares under the RELX Group Share Plans are exercised between the posting of this document and the issue of the New RELX PLC Shares. This number will also depend on the number (if any) of RELX NV Shares for which RELX NV Shareholders duly exercise their rights under the Withdrawal Mechanism. The figures included in these statistics and throughout this document assume that no RELX NV Shareholders choose to participate in the Withdrawal Mechanism.

(4)	Proportion of Enlarged Share Capital (excluding treasury shares) stated on the basis of (1) and (2) and (3) above and assuming that all potentially exercisable options over RELX PLC Shares under the RELX Group Share Plans are exercised between the posting of this document and the issue of the New RELX PLC Shares.

(5)	Proportion of Enlarged Share Capital (excluding treasury shares) stated on the basis of (1) and (2) and (3) above and assuming that all potentially exercisable options over RELX PLC Shares under the RELX Group Share Plans are exercised between the posting of this document and the issue of the New RELX PLC Shares.

ACTION TO BE TAKEN

The Simplification is conditional upon (among other things):

(i)	The approval of RELX PLC Shareholders at a meeting of RELX PLC Shareholders convened with the permission of the UK High Court to be held at 9.30 a.m. (BST) at Haymarket Hotel, 1 Suffolk Place, London SW1Y 4HX on 27 June 2018. Notice of the RELX PLC Court Meeting is set out in Schedule 1 (Notice of RELX PLC Court Meeting) to this document.

(ii)	The approval by RELX PLC Shareholders of the resolutions to be proposed at the RELX PLC General Meeting to be held at 9.40 a.m. (BST), or as soon thereafter as the RELX PLC Court Meeting is concluded or adjourned, at Haymarket Hotel, 1 Suffolk Place, London SW1Y 4HX on 27 June 2018. Notice of the RELX PLC General Meeting is set out in Schedule 2 (Notice of RELX PLC General Meeting) to this document.

(iii)	The approval by RELX NV Shareholders of the New RELX NV Articles and the Simplification at an extraordinary meeting of RELX NV Shareholders to be held at 9.30 a.m. (CEST) at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701 1118 BN Schiphol on 28 June 2018. Notice of the RELX NV EGM is set out in Schedule 3 (Notice of RELX NV EGM) to this document.

RELX PLC Shareholders

Entitlement to attend and vote at these meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of RELX PLC at the RELX PLC Voting Record Time. All RELX PLC Shareholders whose names appear on the register of members of RELX PLC at 6.00 p.m. (BST) on 25 June 2018 or, if either or both such meetings are adjourned, on the register of members at 6.00 p.m. (BST) on the date two working days before the date fixed for such adjourned meetings, shall be entitled to attend and speak and vote at the relevant meeting in respect of the number of the RELX PLC Shares registered in their name at the relevant time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the relevant meeting.

Please check you have received the following:

•	a blue Proxy Form for use in respect of the RELX PLC Court Meeting; and

•	a white Proxy Form for use in respect of the RELX PLC General Meeting.

Whether or not you plan to attend the RELX PLC Court Meeting and/or the RELX PLC General Meeting, PLEASE COMPLETE AND SIGN BOTH THE BLUE PROXY FORM AND THE WHITE PROXY FORM and return them as soon as possible, but in any event so as to be received by the company’s registrar: Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6DA, West Sussex no later than 9.30 a.m. (BST) in the case of the blue Proxy Form and 9.40 a.m. (BST) in the case of the white Proxy Form on 25 June 2018.

Receipt of your forms will enable your vote to be counted at the RELX PLC Court Meeting and the RELX PLC General Meeting (as appropriate) in the event of your absence.

Alternatively, you can register your proxy voting instructions online at www.relx.com/vote (you will need your personal Voting ID, Task ID and Shareholder Reference Number shown on your relevant Proxy Form), or if you hold your RELX PLC Shares in uncertificated form (i.e. in CREST) you may appoint a proxy or proxies through the CREST electronic proxy voting service in accordance with the procedures set out in the CREST Manual (www.euroclear.com). Proxies submitted via CREST for the RELX PLC Court Meeting and/or the RELX PLC General Meeting must be transmitted so as to be received by the issuer’s agent (CREST ID RA19) no later than 9.30 a.m. (BST) and 9.40 a.m. (BST), respectively, on 25 June 2018.

The completion and return of the relevant Proxy Forms will not prevent you from attending and voting at the RELX PLC Court Meeting and/or the RELX PLC General Meeting or at any adjournment thereof, if you wish and are entitled to do so.

It is important that, for the RELX PLC Court Meeting, as many votes as possible are cast so that the UK High Court may be satisfied that there is a fair and reasonable representation of RELX PLC Shareholder opinion. You are therefore strongly urged to sign and return your Proxy Forms as soon as possible.

RELX PLC Shareholder Helpline

If you have any questions about this document, the RELX PLC Shareholder Meetings, or the completion and return of the Proxy Forms, please call the RELX PLC Shareholder Helpline. If calling from the UK, please call between 8.30 a.m. and 5.30 p.m. (BST) Monday to Friday (except UK and Welsh public holidays) on 0333 207 5964 or, if calling from outside the UK, +44 (0)21 415 0184. Calls to the RELX PLC Shareholder Helpline from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and monitored for security and training purposes. Please note that the RELX PLC Shareholder Helpline operators cannot provide advice on the merits of the Simplification, nor give financial, tax, investment or legal advice.

RELX NV Shareholder Helpline

If you have any questions about this document, the RELX NV EGM or the completion and return of the Proxy Form, please call Georgeson (acting as Information Agent to RELX NV) between 8.30 a.m. and 5.00 p.m. (CEST) Monday to Friday (except Netherlands national public holidays) on +31 102 298 488. Please note that calls may be monitored or recorded. RELX NV Shareholders may also contact Georgeson by way of email at relx@georgeson.com or by post at Georgeson (acting as Information Agent to RELX PLC), Westplein 11, 3016 BM Rotterdam. Please note that the RELX NV Shareholder Helpline cannot provide advice on the merits of the Simplification, nor give financial, tax, investment or legal advice.

RELX NV Shareholders

Copies of the convocation and agenda of the RELX NV EGM, the Proxy Form and related documents are available on RELX Group’s website or by contacting RELX NV at the address below.

Company Secretariat RELX N.V.

P.O. Box 470, 1000 AL Amsterdam, the Netherlands

T: +31 (0)20 485 2222

F: +31 (0)20 485 2032

E: NV.secretariat@relx.com

Entitlement to attend, speak and vote at the RELX NV EGM will be determined by reference to RELX NV’s register of shareholders or, in respect of RELX NV Shares which are held via a bank or other securities intermediary, the sub-register of an intermediary (which has been designated as such by the Board of RELX NV) within the meaning of the Giro Act on the RELX NV EGM Record Date, being 31 May 2018, after processing all settlements on that date. All RELX NV Shareholders whose names appear on RELX NV’s register of shareholders or the sub-register of such intermediary on the RELX NV EGM Record Date shall be entitled to attend, speak and vote at the RELX NV EGM, and any adjournments thereof, in respect of the number of the RELX NV Shares registered in their name at the relevant time.

Holders of RELX NV Shares and holders of a right of pledge or a right of usufruct on such shares with voting rights administered via an intermediary who wish to attend the RELX NV EGM in person or appoint a representative, must notify ABN AMRO Bank N.V. via the intermediary who administers their shares. Intermediaries must submit to ABN AMRO Bank N.V. by 21 June 2018 at 5.00 p.m. (CEST) at the latest, for each shareholder concerned (or person entitled to vote) a statement that the shareholder wishes to attend the RELX NV EGM including the number of RELX NV Shares notified for registration and held by the relevant shareholder at the RELX NV EGM Record Date. The shareholder will receive a confirmation of its notification for the RELX NV EGM, including the number of RELX NV Shares registered for the RELX NV EGM. This will serve as an admission certificate and upon presentation of the certificate prior to the RELX NV EGM on 28 June 2018, the shareholder or respectively, its representative, will be given access to the RELX NV EGM.

Holders of registered RELX NV Shares and holders of a right of pledge or a right of usufruct on such shares with voting rights who are registered in person in the register of shareholders of RELX NV at 5.00 p.m. (CEST) as of the RELX NV EGM Record Date who wish to attend the RELX NV EGM in person or appoint a representative, will be entitled to attend the RELX NV EGM if they have notified the Board of RELX NV, either electronically or in writing, of their attendance by 21 June 2018 at 5.00 p.m. (CEST) at the latest. They will receive confirmation of their notification from RELX NV. This will serve as admission certificate and upon presentation of the certificate prior to the RELX NV EGM on 28 June 2018, the shareholder or its representative will be given access to the RELX NV EGM.

Subject to compliance with the above provisions, shareholders can attend and vote at the RELX NV EGM in person or by proxy. Proxies need to be in writing (form available on www.relx.com) and should sufficiently identify the shareholder and the proxy holder and the number of RELX NV Shares for which the proxy holder will represent the shareholder at the RELX NV EGM. In order to give proxy and voting instructions, the shareholder must: (a) have registered his/her RELX NV Shares as set out above; and (b) ensure that the duly completed and signed Proxy Form including, as appropriate, voting instructions, is received by RELX NV no later than 21 June 2018 at 5.00 p.m. (CEST).

Proxy holders representing multiple shareholders whose voting instructions require that they cannot vote individual agenda items similarly for all RELX NV Shares which they represent (for, against, abstain), shall need to contact the Company Secretariat at the address above no later than 21 June 2018 at 5.00 p.m. (CEST), in order to procure appropriate processing of their instructions at the RELX NV EGM. Holders of shares who will not be attending the RELX NV EGM in person may also give their proxy to the Company Secretariat or cast their votes on-line via the ABN AMRO e-voting system up until 21 June 2018 at 5.00 p.m. (CEST). For further information, please visit www.abnamro.com/evoting.

Persons without a valid admission certificate will not be given access to the RELX NV EGM. Attendees may be asked for identification prior to being admitted.

It is important that, for the RELX NV EGM, as many votes as possible are cast. Whether or not you plan to attend the RELX NV EGM, PLEASE SUBMIT YOUR VOTING INSTRUCTIONS VIA WWW.ABNAMRO.COM/EVOTING OR COMPLETE AND SIGN THE PROXY FORM available on RELX Group’s website (www.relx.com) and return it as soon as possible, but in any event so as to be received by no later than 5.00 p.m. (CEST) on 21 June 2018. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

Receipt of your Proxy Form will enable your vote to be counted at the RELX NV EGM in the event of your absence.

Holders of RELX NV ADSs

For all RELX NV ADS holders who hold their RELX NV ADSs in book-entry form through their bank, broker or other Depository Trust Company participant, on the Effective Date, the RELX NV ADSs will be exchanged for the same number of New RELX PLC ADSs without the need to take any action.

For all RELX NV ADS holders who hold their RELX NV ADSs in book-entry form directly on the books of the RELX NV ADS depositary, on the Effective Date, RELX NV ADSs held by registered book-entry RELX NV ADS holders will be exchanged for the same number of New RELX PLC ADSs without the need to take any action.

RELX NV ADS holders will be able to exchange their New RELX PLC ADSs for RELX PLC Shares in accordance with the terms of the RELX PLC deposit agreement, including the payment of any applicable fees and expenses, as amended from time to time.

RELX PLC intends to apply to list the New RELX PLC ADSs to be issued to RELX NV ADS holders in the Simplification on the New York Stock Exchange. As a result of the Simplification, RELX NV ADSs will cease to exist and consequently will cease to be listed on the New York Stock Exchange.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors of RELX PLC and RELX NV	Sir Anthony Habgood Erik Engstrom Nick Luff Dr. Wolfhart Hauser Adrian Hennah Marike van Lier Lels Robert MacLeod Carol Mills Linda Sanford Ben van der Veer Suzanne Wood

Chairman

Chief Executive Officer

Chief Financial Officer

Non-Executive Director

Non-Executive Director

Non-Executive Director

Non-Executive Director

Non-Executive Director

Non-Executive Director

Non-Executive Director

Non-Executive Director

Company Secretary of RELX PLC	Henry Udow

Company Secretary of RELX NV	Jans van der Woude

Registered Office and principal place of business in the UK of RELX PLC	1-3 Strand London WC2N 5JR

Registered Office and principal place of business in the Netherlands of RELX NV	Radarweg 29 1043 NX Amsterdam Netherlands

Financial Adviser and Corporate Broker to RELX PLC and RELX NV	UBS Limited 5 Broadgate London EC2M 2QS

Legal Adviser to RELX PLC and RELX NV on English Law	Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS

Legal Adviser to RELX PLC and RELX NV on Dutch Law	De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

Legal Adviser to RELX PLC and RELX NV on US Law	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

Auditors of RELX PLC	Ernst & Young LLP 1 More London Place London SE1 2AF

Auditors of RELX NV	Ernst & Young Accountants LLP Antonio Vivaldistraat 150 1083 HP Amsterdam The Netherlands

Independent expert appointed by RELX NV	Mazars Paardekooper Hoffman N.V. Watermanweg 80 3067 GG Rotterdam The Netherlands

Independent expert appointed by RELX PLC	BDO LLP 55 Baker Street London W1U 7EU

PART I – EXPLANATORY STATEMENT FROM THE CHAIRMAN OF RELX GROUP

RELX PLC	RELX N.V.
(incorporated in England and Wales with registration number 00077536) 1-3 Strand London WC2N 5JR	(incorporated in the Netherlands with Chamber of Commerce number 33155037) Radarweg 29 1043 NX Amsterdam

Directors:
Sir Anthony Habgood	Chairman
Erik Engstrom	Chief Executive Officer
Nick Luff	Chief Financial Officer
Dr. Wolfhart Hauser	Non-Executive Director
Adrian Hennah	Non-Executive Director
Marike van Lier Lels	Non-Executive Director
Robert MacLeod	Non-Executive Director
Carol Mills	Non-Executive Director
Linda Sanford	Non-Executive Director
Ben van der Veer	Non-Executive Director
Suzanne Wood	Non-Executive Director

9 May 2018

To RELX PLC Shareholders, RELX NV Shareholders and, for information only, RELX PLC ADS holders, RELX NV ADS holders and holders of options and awards granted under RELX Group Share Plans

Proposed simplification of RELX Group through a cross-border merger of RELX PLC and RELX NV

1.	Introduction

On 15 February 2018, the Boards announced a proposed further simplification of RELX Group’s corporate structure, moving from the current dual parent holding company structure to a single parent company. This simplification follows the significant measures which were completed in 2015 and is a natural next step for RELX Group, removing complexity and increasing transparency.

It is proposed that the Simplification will be implemented through a cross-border merger between RELX PLC and RELX NV which will result in RELX PLC becoming the sole parent company of RELX Group. RELX NV Shareholders will receive one New RELX PLC Share in exchange for each RELX NV Share held.

The terms of the Simplification reflect the 1:1 equalisation ratio set out in the Governing Agreement and RELX NV Shareholders who are holders of RELX NV Shares on the Effective Date will be entitled to receive:

One New RELX PLC Share in exchange for each RELX NV Share held

RELX PLC will continue to have a premium listing on the London Stock Exchange, and will be applying for an additional listing of RELX PLC Shares on Euronext Amsterdam. Following the proposed Simplification, current RELX NV Shareholders will by default hold their New RELX PLC Shares on Euronext Amsterdam. These shares will be traded and priced in Euros and holders will receive dividend payments in Euros (although they will have the ability to receive dividend payments in Pounds Sterling if requested). Current RELX PLC Shareholders will continue to hold their RELX PLC Shares on the London Stock Exchange, traded in Pounds Sterling and will receive dividend payments in Pounds Sterling (unless otherwise requested by a shareholder). RELX NV ADSs will be exchanged for New RELX PLC ADSs and we are applying for a listing of these newly issued RELX PLC ADSs on the New York Stock Exchange, quoted and traded in U.S. dollars (and dividends paid in U.S. dollars). RELX PLC ADSs will continue to be listed on the New York Stock Exchange and dividends will be paid in U.S. dollars.

After the combination of the two parent companies, the RELX PLC share count will broadly double, and the Boards expect that RELX PLC shares will continue to be included in the FTSE 100 index. Following listing of RELX PLC shares on Euronext Amsterdam, the Boards expect RELX PLC shares to also be included in the AEX-Index. The Boards also expect RELX PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

There will be no changes to the locations, activities or staffing levels of RELX Group or its four business areas. Elsevier, the global Science Technical & Medical business, will continue to be headquartered in Amsterdam. RELX Group headquarters will remain in London, with no changes to operations or staffing levels.

The proposed changes will be cost and profit neutral, before and after tax, and none of these changes impact the economic interests in RELX Group of any RELX Shareholder. In particular, ownership, dividend and capital distribution rights are unaffected. The total number of shares outstanding in respect of the parent of RELX Group will be unchanged, and all per share ratios will be unaffected.

Subject to the satisfaction or, where appropriate, waiver of the Conditions, it is expected that the Simplification will complete in the third quarter of 2018.

This document will provide you with further details of the Simplification, including the background to and reasons for the Simplification. It explains why the Boards consider the Simplification to be in the best interests of RELX Group and RELX Shareholders as a whole and why they recommend that you vote in favour of the Simplification and the Resolutions, and seeks your approval for the Simplification and the Resolutions.

The recommendation from the Boards that you vote in favour of the Simplification and the Resolutions at the respective RELX PLC Shareholder Meetings and RELX NV EGM is set out in paragraph 15 of this letter.

Please note that RELX Shareholders should read the whole of this document and not only rely on the summarised information set out in this letter.

2.	Summary of key terms and structure of the Simplification

The Simplification will result in RELX PLC becoming the sole parent company of RELX Group. A diagrammatic representation of the effect of the Simplification is set out below. RELX NV Shareholders will receive one New RELX PLC Share in exchange for each RELX NV Share held at the time that the Simplification is implemented.

These percentages reflect the respective equity interests of RELX PLC and RELX NV in RELX Group plc.

The terms of the Simplification reflect the 1:1 equalisation ratio set out in the Governing Agreement, whereby one RELX PLC Share confers an equivalent economic interest in RELX Group to one RELX NV Share, and ensure that RELX NV Shareholders are offered New RELX PLC Shares that represent an equivalent economic interest in RELX Group as was represented by their existing RELX NV Shares.

Accordingly, if the Simplification becomes effective, RELX NV Shareholders will receive one New RELX PLC Share in exchange for each RELX NV Share held immediately before the Effective Date (excluding treasury shares held by RELX NV, which will cease to exist as a consequence of the Simplification). This means that, subject to any rights exercised under the Withdrawal Mechanism and excluding treasury shares held by RELX NV or RELX PLC, RELX PLC Shareholders who were shareholders of RELX PLC immediately prior to the Simplification and RELX PLC Shareholders who were shareholders of RELX NV immediately prior to the Simplification will hold approximately 52.9 per cent. and 47.1 per cent. respectively of RELX Group. These percentages reflect the current shareholdings of RELX PLC Shareholders and RELX NV Shareholders, respectively, in RELX Group. Further details of the methodology used to arrive at the Exchange Ratio are set out in the Independent Experts’ Reports attached at Schedule 7 (RELX PLC Independent Expert’s Report) and Schedule 8 (RELX NV Independent Expert’s Report) of this document.

For those RELX NV Shareholders who have voted against the Simplification at the RELX NV EGM and who do not wish to hold RELX PLC Shares, a Withdrawal Mechanism will be provided under which such RELX NV Shareholders may elect not to become shareholders of RELX PLC. Please see paragraph 9 of this Part I for a summary of the withdrawal right of dissenting RELX NV Shareholders.

The Simplification is proposed to be effected by way of a cross-border merger, and will be carried out as a “merger by absorption” for the purposes of the UK Cross-Border Mergers Regulations and the Dutch Civil Code. It will result in RELX NV’s assets and liabilities being acquired by RELX PLC by universal succession of title and RELX NV being dissolved without going into liquidation. RELX NV Shareholders (other than the Withdrawing Shareholders) will receive the New RELX PLC Shares as consideration for the Simplification. All of the RELX NV Shares will cease to exist and each RELX NV Shareholder will cease to have any rights with respect to such RELX NV Shares.

Following completion of the Simplification, RELX PLC will remain domiciled and tax resident in the UK, will continue to be admitted to the premium segment of the Official List of the UKLA, and will continue to apply the UK Corporate Governance Code and comply with the rules and regulations of the SEC applicable to foreign private issuers. The RELX PLC Shares (comprising, as at the Effective Date, the RELX PLC Shares in issue immediately before completion of the Simplification and the New RELX PLC Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in Pounds Sterling.

The Simplification is expected to have minimal impact on RELX NV Shareholders on a day to day basis. RELX NV Shareholders that hold their RELX NV Shares through the Euroclear Nederland (the central securities depository in the Netherlands) will have their New RELX PLC Shares issued into Euroclear Nederland. RELX PLC will be making an application for a listing in the Netherlands which will allow RELX Shareholders to trade RELX PLC Shares on Euronext Amsterdam, where they will be quoted and traded in Euros. All dividends will be declared in Pounds Sterling and dividends on shares held through Euroclear Nederland will be paid in Euros (unless a RELX Shareholder holding shares through Euroclear Nederland has elected to receive dividends in Pounds Sterling). Dividends on shares held through CREST will be paid in Pounds Sterling (unless a RELX Shareholder holding shares through CREST has elected to receive dividends in Euros). RELX PLC intends to apply to list the New RELX PLC ADSs to be issued to RELX NV ADS holders in the Simplification on the New York Stock Exchange, and dividends will continue to be paid in U.S. dollars.

The Simplification is subject to the Conditions summarised in paragraph 8 below, including the approval of the Simplification by the requisite majorities of RELX PLC Shareholders at the RELX PLC Shareholder Meetings and RELX NV Shareholders at the RELX NV EGM.

It is currently anticipated that the Simplification will become effective in the third quarter of 2018, although it may be decided to postpone or abandon the Simplification at any point prior to its completion, including after obtaining the approval by RELX Shareholders.

3.	Background to and reasons for the Simplification

Since its creation in 1993 the dual parent holding company structure of RELX Group has been reviewed periodically by the Boards, and several measures have been taken to simplify the structure over that time, most recently in 2015. The evolution of RELX Group and its environment since 2015 now makes it possible to implement this Simplification without changing the economic interests in RELX Group of the two parent companies’ shareholders, and the Boards believe that a move to a more conventional single parent company structure is a natural next step for RELX Group, removing complexity and increasing transparency.

Importantly the Simplification will not change the board governance of RELX Group, will not affect the number of shares held by RELX Shareholders or dilute their relative economic ownership interests in RELX Group. RELX Group will continue to operate its business in substantially the same manner as it is currently being conducted.

RELX PLC will continue to have a premium listing on the London Stock Exchange, and will be applying for an additional listing of RELX PLC Shares, including the New RELX PLC Shares, on Euronext Amsterdam. RELX NV Shares will cease to exist and consequently will cease to be listed on Euronext Amsterdam. RELX PLC Shareholders, including former RELX NV Shareholders, will be able to trade on the London Stock Exchange or on Euronext Amsterdam, with former RELX NV Shareholders who hold their RELX NV Shares through Euroclear Nederland having their New RELX PLC Shares issued into Euroclear Nederland (and therefore tradable on Euronext Amsterdam) by default. Existing RELX PLC ADSs will continue to be listed on the New York Stock Exchange. RELX PLC intends to apply to list the New RELX PLC ADSs that will be issued to RELX NV ADS holders in the Simplification for trading on the New York Stock Exchange.

The Boards believe that the Simplification will bring the following benefits:

(i)	Removing complexity

On completion of the Simplification, RELX NV will merge into RELX PLC resulting in a single economic and legal entity with one tax residency. The removal of the two parent holding company structure is expected to result in a simpler governance structure as there will only be one board, whereas under the current structure each of RELX PLC and RELX NV has its own board (although the directors on those boards are the same). Furthermore, it is expected that having a single company with one market capitalisation, one class of shares and a single tax residence will be more easily understood by investors and stock market analysts.

(ii)	Increasing transparency

Historically, there has been a differential between the prices of the RELX NV Shares, which trade on Euronext Amsterdam, and the RELX PLC Shares, which trade on the London Stock Exchange. During the six months prior to the announcement of the Simplification, the differential ranged from a 3.9 per cent. RELX NV discount to a 0.7 per cent. premium. As of the close of business on 4 May 2018, the price of RELX NV Shares was 0.7 per cent. lower than the price of RELX PLC Shares when converted into Pounds Sterling at the prevailing exchange rate.

The Simplification will create a single investment opportunity in RELX Group, while retaining the choice of trading on both the London Stock Exchange and Euronext Amsterdam. It is expected that RELX PLC Shares will continue to be included in the FTSE 100 index, the STOXX Europe 600 index and other pan-European indices and, following listing of RELX PLC Shares on Euronext Amsterdam the AEX-Index. Over time, it is expected that the combined market capitalisation will lead to improved visibility, enhanced liquidity and increased demand for RELX PLC Shares.

Dividends to RELX PLC Shareholders and RELX NV Shareholders are, other than in special circumstances, currently equalised at the gross level. The exchange rate used for each dividend calculation as defined in the Governing Agreement is the average of the closing mid-point spot euro:sterling exchange rate for the five consecutive business days commencing with the tenth business day before the dividend determination date. This potentially results in diverging dividend growth rates that are also different to adjusted earnings per share growth. Following the proposed Simplification, this divergence will be eliminated. After the Effective Date, dividends will be declared in Pounds Sterling with an option to be paid in Euros.

4.	History of RELX Group

RELX NV was originally incorporated in 1880 and RELX PLC in 1903. In 1993, they combined their respective businesses by contributing them to two jointly owned companies. In 2015 the structure was simplified so that all of the businesses are now owned by one jointly owned company, RELX Group plc. RELX PLC, RELX NV and RELX Group plc (and its subsidiaries, associates and joint ventures) are together known as RELX Group. As part of the 2015 simplification, a bonus issue of RELX NV Shares was made such that, since the 2015 bonus issue, one RELX PLC Share confers an equivalent economic interest in RELX Group to one RELX NV Share.

5.	Dividends

Final dividend

RELX PLC has declared and will pay a final dividend of 27.7p per RELX PLC Share for the financial year ended 31 December 2017. The dividend will be paid on or around 22 May 2018 to all RELX PLC Shareholders on the register of members at the close of business on 27 April 2018.

RELX NV has declared and will pay a final dividend of €0.316 per RELX NV Share for the financial year ended 31 December 2017. The dividend will be paid on or around 22 May 2018 to all RELX NV Shareholders on the register of members at the close of business on 27 April 2018.

Interim dividend

Prior to completion of the Simplification, each of RELX PLC and RELX NV intends to declare and pay an interim dividend to RELX PLC Shareholders and RELX NV Shareholders, respectively, in the normal manner. If declared, the interim dividend will be paid to RELX PLC Shareholders and RELX NV Shareholders as determined by the respective Boards.

Dividend policy

The dividend policy of RELX PLC and RELX NV is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share while maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

The current dividend policy is not expected to change as a result of the Simplification.

Currency of dividends

Following the proposed Simplification, dividends will be declared in Pounds Sterling, with an option to be paid in Euros based on the exchange rate at the time of payment. Dividend payments, including those made in Euros, will not be subject to withholding tax under current legislation.

Following the Effective Date, all former RELX NV Shareholders who hold their RELX PLC Shares through Euroclear Nederland will be deemed to have made such an election in respect of the New RELX PLC Shares and will receive their dividends in Euros, unless they notify RELX Group otherwise. All RELX PLC Shareholders who were holders of RELX PLC Shares immediately prior to the Simplification will continue to receive their dividends in Pounds Sterling, unless they notify RELX Group otherwise. Holders of RELX PLC ADSs (including the New RELX PLC ADSs issued in connection with the Simplification) will receive payment in U.S. dollars and will not be able to elect to receive dividends in any other currency. Information on the tax treatment of dividends is set out in Part II (Taxation) of this document.

6.	Management of RELX Group

Board Composition

RELX PLC, RELX NV and RELX Group plc are managed on a unified basis. The Boards are responsible for providing leadership of RELX Group within a framework of appropriate and effective controls that enable risk to be assessed, and then managed in a manner which promotes the success of RELX Group. The Boards are also responsible for overseeing RELX Group’s strategy and performance, financial reporting, internal control and risk management framework, and corporate governance processes.

Their oversight role is implemented on a day-to-day basis through the operation of a framework of responsibilities and delegated authorities. There is a schedule of matters reserved for the approval of the Boards, which generally includes those matters that are considered material to the current or future financial performance of RELX Group. These include matters such as the approval of material acquisitions, major capital expenditure, RELX Group strategy and budgets, RELX Group’s financial statements and its dividend policy. In order to allow the Boards sufficient time to give these matters due attention, a number of other responsibilities have been delegated to four principal Board committees.

The Boards currently comprise the Chairman, two Executive Directors and eight independent Non-Executive Directors, who bring a wide range of skills and experience to their roles. The names of each Director and their role on the Boards are set out below. The composition of the Board of RELX PLC will remain the same following completion of the Simplification.

Executive Directors

Name	Position

Erik Engstrom	Chief Executive Officer

Nick Luff	Chief Financial Officer

Non-Executive Directors

Name	Position

Sir Anthony Habgood	Chairman

Dr. Wolfhart Hauser	Non-Executive Director Senior Independent Director Chairman of the Remuneration Committee

Robert MacLeod	Non-Executive Director

Carol Mills	Non-Executive Director

Adrian Hennah	Non-Executive Director Chairman of the Audit Committee

Marike van Lier Lels	Non-Executive Director

Suzanne Wood	Non-Executive Director

Linda Sanford	Non-Executive Director

Ben van der Veer	Non-Executive Director

7.	Financial effects of the Simplification

With effect from completion of the Simplification, RELX PLC will assume all assets and liabilities of RELX NV. RELX Shareholders are already regarded as having interests in a single economic entity, RELX Group already forms a single reporting entity for the presentation of consolidated financial statements and RELX Group’s consolidated financial information represents the interests of all RELX Shareholders. The Simplification will have no impact on this.

8.	Conditions to the Simplification

The Simplification is conditional on the satisfaction or the joint waiver by RELX PLC and RELX NV of the following matters:

(a)	the approval of the Simplification by the requisite majority of RELX PLC Shareholders at the RELX PLC Court Meeting and the approval by the requisite majority of RELX PLC Shareholders of the RELX PLC Resolutions at the RELX PLC General Meeting;

(b)	the approval of the New RELX NV Articles at the RELX NV EGM;

(c)	the approval of the Simplification by the requisite majority of RELX NV Shareholders at the RELX NV EGM;

(d)	the receipt of a declaration from the local district court in Amsterdam, the Netherlands, that no creditor has opposed the Simplification pursuant to the Dutch Civil Code or, in the case of any opposition pursuant to the Dutch Civil Code, a declaration that such opposition was withdrawn or discharged;

(e)	the UK High Court certifying that RELX PLC has complied with the pre-merger requirements under the UK Cross-Border Mergers Regulations;

(f)	a Dutch Notary selected by RELX NV issuing the pre-merger compliance certificate and delivering it to RELX NV, such certificate being the pre-merger scrutiny certificate pursuant to the Dutch Civil Code;

(g)	the UK High Court approving the completion of the cross-border merger;

(h)	a prospectus being issued by RELX PLC, approved by the UKLA as having been drawn up in accordance with the relevant provisions of the Prospectus Directive and duly passported to the Netherlands in respect of the listing of the RELX PLC Shares (including the New RELX PLC Shares) on Euronext Amsterdam;

(i)	the UKLA having agreed to admit the New RELX PLC Shares to listing on the premium segment of the Official List and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the UKLA agreeing in advance to admit shares to listing and the formal agreement to admit shares to listing is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, RELX PLC and RELX NV have agreed that, as between them and for the purposes of the Simplification, this Condition will be satisfied following an acknowledgement by the UKLA following its listing hearing that the New RELX PLC Shares will be admitted to listing subject to the fulfilment of certain conditions;

(j)	the London Stock Exchange having agreed to admit the New RELX PLC Shares to trading on the main market for listed securities and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the London Stock Exchange agreeing in advance to admit shares to trading and the formal agreement to admit shares to trading is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, RELX PLC and RELX NV have agreed that, as between them and for the purposes of the Simplification, this Condition will be satisfied following an acknowledgement by the London Stock Exchange, following its listing hearing, that the New RELX PLC Shares will be admitted to trading subject only to the Simplification becoming effective and the New RELX PLC Shares being issued and allotted;

(k)	Euronext Amsterdam N.V. having agreed to admit the RELX PLC Shares, including the New RELX PLC Shares, to trading on Euronext Amsterdam and such agreement not having been withdrawn;

(l)	approval of the New RELX PLC ADSs to be issued to holders of RELX NV ADSs in connection with the Simplification for listing on the New York Stock Exchange; and

(m)	no law or order prohibiting, or pending lawsuit seeking to prohibit, the Simplification being issued or filed by any competent US, European Union, Netherlands, or UK governmental authority.

9.	Further details of the Simplification

Common Draft Terms of Merger, Directors’ Reports and Independent Experts’ Reports

The following documents, which have been published on RELX Group’s website at www.relx.com, are included in the schedules to this document:

Common Draft Terms of Merger

•	the Boards have prepared and adopted the Common Draft Terms of Merger which set out the terms and conditions of the Simplification in accordance with the Dutch Civil Code (for Dutch law purposes) and the UK Cross-Border Mergers Regulations (for English law purposes). The Common Draft Terms of Merger, which are set out in full form in Schedule 6 (Common Draft Terms of Merger) to this document, have been filed with the UK registrar of companies not less than two months before the date of the RELX PLC Court Meeting and will be communicated to the public in the UK through a notice by the UK registrar of companies in the London Gazette at least one month before the date of the RELX PLC Court Meeting. For Dutch law purposes, the Common Draft Terms of Merger are to be filed with the Dutch Trade Register and will be available at the offices of RELX PLC and RELX NV, and communicated to the public in the Netherlands through a notice in a nationally distributed newspaper and a notice in the Dutch State Gazette (Staatscourant).

Directors’ Reports

•	the Board of RELX PLC and the Board of RELX NV have prepared and unanimously adopted their respective directors’ reports prepared in accordance with the UK Cross-Border Mergers Regulations and the Dutch Civil Code, respectively. The RELX PLC Directors’ Report is set out in full form in Schedule 4 (RELX PLC Directors’ Report) to this document. The RELX NV Directors’ Report is set out in full form in Schedule 5 (RELX NV Directors’ Report) to this document.

Independent Experts’ Reports

•	the independent expert appointed by the Board of RELX PLC and the independent expert appointed by the Board of RELX NV have prepared their respective reports on the cross-border merger as required under the UK Cross-Border Mergers Regulations and the Dutch Civil Code. Both Independent Experts’ Reports include a statement of the reasonableness of the Exchange Ratio to be applied in the Simplification, and in relation to the RELX NV Independent Expert’s Report prepared in accordance with the Dutch Civil Code, assesses the amount of shareholders’ equity of RELX NV as being at least equal to the nominal paid-up amount of the aggregate number of shares in RELX PLC to be acquired by RELX NV Shareholders under the Simplification, increased by the aggregate amount of the Cash Compensation that Withdrawing Shareholders may claim pursuant to the Dutch Civil Code. The RELX PLC Independent Expert’s Report is set out in full form in Schedule 7 (RELX PLC Independent Expert’s Report) to this document. The Independent Expert’s Report for RELX NV is set out in full form in Schedule 8 (RELX NV Independent Expert’s Report) to this document.

Withdrawal Mechanism

If the Simplification is approved by RELX NV Shareholders at the RELX NV EGM, a withdrawal mechanism in accordance with section 2:333h subsection (1) of the Dutch Civil Code will be provided for those RELX NV Shareholders who have voted against the Simplification and who do not wish to hold RELX PLC Shares (the Withdrawal Mechanism). Such RELX NV Shareholders (each a Withdrawing Shareholder) may file a request for compensation with RELX NV (the Withdrawal Application) in accordance with the Dutch Civil Code within a period of one month beginning on the day after the RELX NV EGM (the Withdrawal Period).

A RELX NV Shareholder who has voted in favour of the proposal to enter into the Simplification at the RELX NV EGM, abstained from voting, or was not present or represented at the RELX NV EGM, does not have any rights under the Withdrawal Mechanism.

A Withdrawing Shareholder can make use of the Withdrawal Mechanism only in respect of the RELX NV Shares that such Withdrawing Shareholder: (i) held at the RELX NV EGM Record Date and in respect of which such Withdrawing Shareholder voted against the Simplification; and (ii) still holds at the time of the Withdrawal Application. If such RELX NV Shares are held by the Withdrawing Shareholder in an account with an intermediary, the legal title to those RELX NV Shares must be delivered from the giro depot as referred to in the Giro Act to the Withdrawing Shareholder in accordance with the Withdrawal Application Form for the Withdrawal Mechanism to be available. Upon delivery (uitlevering) of the legal title to the RELX NV Shares from the giro depot to the Withdrawing Shareholder, and for so long as the RELX NV Shares are held directly on RELX NV’s shareholders’ register, they cannot be traded on any trading venue.

RELX NV Shareholders should note that: (i) once the Withdrawal Period has ended, any Withdrawal Application will be irrevocable; and (ii) following the submission of a Withdrawal Application Form, the Withdrawing Shareholders will not be allowed to transfer or dispose of the RELX NV Shares for which they have duly exercised their rights under the Withdrawal Mechanism (the RELX NV Exit Shares) in any manner.

In anticipation of the Simplification, the Board of RELX NV intends to propose to amend the Existing RELX NV Articles to include: (i) a formula under which the amount of compensation payable to Withdrawing Shareholders who elect to exercise their rights under the Withdrawal Mechanism can be established objectively; and (ii) provisions under which the Board of RELX NV may decide with the written consent of the holder of such Share to convert each RELX NV Exit Share into a RELX NV Ordinary B Share carrying the same rights as a RELX NV Share. It is expected that the Board of RELX NV will decide to do so immediately prior to the Effective Date in order to facilitate the implementation of the Withdrawal Mechanism. Upon the Effective Date, the RELX NV Ordinary B Shares will cease to exist as a consequence of the Simplification.

A draft of the Withdrawal Application Form is included in Annex C (Withdrawal Application Form) and the final version will be posted on the RELX Group website (www.relx.com) after the RELX NV EGM.

Cash Compensation

Upon completion of the Simplification, a Withdrawing Shareholder will not receive New RELX PLC Shares. Instead, the Withdrawing Shareholder will receive Cash Compensation for the RELX NV Exit Shares.

The Cash Compensation per RELX NV Exit Share to be received by a Withdrawing Shareholder will be determined in accordance with the formula proposed to be included in the New RELX NV Articles (the Formula).

The amount of the Cash Compensation per RELX NV Exit Share will depend on the total aggregate number of RELX NV Shares in respect of which RELX NV Shareholders submit Withdrawal Applications and will be determined on the following basis:

(a)	if the aggregate number of RELX NV Exit Shares represents 1 per cent. or less of the issued and outstanding share capital of RELX NV on the last day of the Withdrawal Period, the volume weighted average price (VWAP) of a RELX PLC Share for the five trading day period ending on the Effective Date; or

(b)	if the aggregate number of RELX NV Exit Shares represents more than 1 per cent. of the issued and outstanding share capital of RELX NV on the last day of the Withdrawal Period, the cash proceeds realised by RELX PLC from an offering of a number of newly issued RELX PLC shares (the Cash Compensation Funding Shares) equal to the aggregate number of RELX NV Exit Shares (the Share Offering Formula).

After the expiry of the Withdrawal Period, the Boards will jointly determine the number of Withdrawing Shareholders and the aggregate number of RELX NV Exit Shares on the basis of the Withdrawal Applications received.

If the Cash Compensation per RELX NV Exit Share is to be determined in accordance with the Share Offering Formula, RELX PLC will offer and sell the Cash Compensation Funding Shares (the Offering) during the period between the end of the Withdrawal Period and the Effective Date. RELX PLC will issue the Cash Compensation Funding Shares to the persons who have agreed to subscribe for them pursuant to the Offering after the Effective Date. After the Withdrawal Period has ended, the Boards will determine whether such Offering will take place by means of an accelerated book build, private placement or other alternative sale arrangement. Following the Offering, and prior to the Effective Date, the Cash Compensation per RELX NV Exit Share will be determined by the Boards by dividing the proceeds of the Offering by the total number of RELX NV Exit Shares. Since the number of Cash Compensation Funding Shares issued in any such Offering will be equal to the number of RELX NV Exit Shares, this Offering will not result in any dilution of the interests of RELX Shareholders.

Any Cash Compensation will be paid by RELX PLC within ten Business Days following the Effective Date, net of any tax that is required to be withheld by law.

ADS Withdrawal Right

If RELX NV ADS holders wish to exercise their rights under the Withdrawal Mechanism, they must surrender their RELX NV ADSs, withdraw the underlying RELX NV Shares in accordance with the RELX NV deposit agreement, become the holders of such RELX NV Shares prior to the RELX NV EGM Record Date, vote against the Simplification and comply with the requirements that apply to RELX NV Shareholders that voted against the Simplification. RELX NV ADS cancellation fees will apply and holders who so present RELX NV ADSs for cancellation will be asked to certify that they were holders as of the applicable RELX NV ADS record date as set in accordance with the RELX NV deposit agreement and that they will not give voting instructions as to their RELX NV ADSs.

Issue of the New RELX PLC Shares

Subject to any rights exercised under the Withdrawal Mechanism, on the Effective Date, RELX PLC will allot and issue the New RELX PLC Shares to RELX NV Shareholders on the basis of the Exchange Ratio (which is one New RELX PLC Share in exchange for each RELX NV Share). The New RELX PLC Shares may be held in certificated or uncertificated form and will be issued to RELX NV Shareholders credited as fully paid and will rank pari passu in all respects with the RELX PLC Shares in issue at the time the New RELX PLC Shares are issued pursuant to the Simplification, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling on or after the Effective Date.

Treasury Shares

As at 4 May 2018, RELX NV held approximately 63,846,139 treasury shares. Any treasury shares held by RELX NV will cease to exist as part of the Simplification, which will have the effect of decreasing the total number of the New RELX PLC Shares in issue after the Simplification as compared to the number of the RELX NV Shares in issue before the Simplification.

Listing of the New RELX PLC Shares

Applications will be made to: (i) the FCA for the New RELX PLC Shares to be admitted to the premium listing segment of the Official List; (ii) the London Stock Exchange for the New RELX PLC Shares to be admitted to trading on its main market for listed securities; and (iii) Euronext Amsterdam N.V. for the RELX PLC Shares, including the New RELX PLC Shares, to be admitted to listing and trading on Euronext Amsterdam.

It is expected that Admission will become effective and that dealings for normal settlement in the New RELX PLC Shares will commence shortly following the Effective Date. In connection with the Admission of the New RELX PLC Shares to the premium segment of the Official List of the UKLA and the Admission to trading of the RELX PLC Shares (including the New RELX PLC Shares) on Euronext Amsterdam, RELX PLC has published a prospectus which is available on RELX Group’s website (www.relx.com) and will be passported into the Netherlands.

It is a condition to the Simplification that the New RELX PLC ADSs to be issued to the RELX NV ADS holders pursuant to the Simplification have been approved for admission to listing and trading on the New York Stock Exchange. As a result of the Simplification, RELX NV ADSs will cease to exist, and consequently will cease to be listed on the New York Stock Exchange.

Overseas Shareholders

If, in respect of any Overseas Shareholder (or any person whom RELX PLC or RELX NV reasonably believes to be an Overseas Shareholder), RELX PLC and/or RELX NV is advised that the allotment and/or the issue of the New RELX PLC Shares pursuant to the Simplification would or might infringe the laws of any jurisdiction outside the UK, the Netherlands or the United States or would or might require RELX PLC and/or RELX NV to obtain any governmental or other consent or effect any registration, filing or other formality with which RELX PLC and/or RELX NV is unable to comply or compliance with which RELX PLC and/or RELX NV regards as unduly onerous or, in either case, RELX PLC and/or RELX NV considers that to determine the same is not possible or is a matter which RELX PLC and/or RELX NV regards as unduly onerous or disproportionate given the number of RELX NV Shareholders resident or domiciled in that jurisdiction, then RELX PLC and RELX NV reserve the right to procure that on the Effective Date, the RELX NV Shares which are held by any such Overseas Shareholders will be transferred to a nominee resident in the UK, the Netherlands or the United States for the benefit of such Overseas Shareholders so that, upon the Simplification becoming effective, such nominee will receive the New RELX PLC Shares on behalf of such Overseas Shareholders on the basis of the Exchange Ratio and on terms that such New RELX PLC Shares shall be sold by such nominee on behalf of each such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the proceeds of such sale shall (after the deduction of all expenses and commissions but without any deduction for amounts in respect of value added tax (if any) or stamp duty which, in either case, is payable in respect of sale by the purchaser of such New RELX PLC Shares) be paid to such Overseas Shareholder. None of RELX PLC, RELX NV, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale.

Euronext Amsterdam listing

Prior to completion of the Simplification, RELX NV will apply to Euronext Amsterdam N.V. for the listing of the RELX NV Shares on Euronext Amsterdam to be cancelled. Any trades in the RELX NV Shares made in the two Business Days preceding the Effective Date will, as a result of the Simplification taking effect and the RELX NV Shares ceasing to exist prior to the settlement of such trades, be settled by the delivery of RELX PLC Shares.

In connection with the Simplification, RELX PLC will apply for a listing of the RELX PLC Shares (including the New RELX PLC Shares) on Euronext Amsterdam.

Settlement and dealings in the New RELX PLC Shares after completion of the Simplification

Delivery of the New RELX PLC Shares to RELX NV Shareholders (other than Withdrawing Shareholders) shall take place in the following manner:

(a)	RELX NV Shares included in the giro transfer system:

No specific action is required from holders of RELX NV Shares that are included in the giro transfer system under the Giro Act. The New RELX PLC Shares that will be issued and allotted in exchange for RELX NV Shares that are included in the giro transfer system will be delivered in dematerialised form through Euroclear Nederland and the relevant intermediaries and settlement institutions to those persons who are registered in the record of intermediaries (intermediair as defined in the Giro Act) as persons entitled to RELX NV Shares on the Effective Date.

(b)	Registered RELX NV Shares:

No specific action is required from a holder of RELX NV Shares that are registered in the RELX NV’s register of shareholders. The New RELX PLC Shares that will be issued and allotted for registered RELX NV Shares will be delivered to the registered holders through the registration of such New RELX PLC Shares in the shareholder register of RELX PLC.

(c)	RELX NV K-Shares:

Holders of RELX NV K-Shares are required to surrender their RELX NV K-Shares and become holders of RELX NV Shares that are registered in the RELX NV’s register of shareholders prior to the Effective Date in order to receive their New RELX PLC Shares as described in paragraph (b) above. If any holder of RELX NV K-Shares does not do so before the Effective Date, the New RELX PLC Shares to which he or she is entitled will be issued and allotted to a nominee or custodian to be held on behalf of the relevant holder of RELX NV K-Shares until such time as he or she surrenders the relevant RELX NV K-Shares to RELX PLC. At such time, the nominee or custodian will transfer the legal title to such New RELX PLC Shares to the relevant individual.

Subject to the Simplification becoming effective, settlement of the New RELX PLC Shares to which any RELX NV Shareholder is entitled will be effected as soon as practicable and in any event not later than 10 Business Days after the Effective Date. RELX NV Shareholders will be able to trade the New RELX PLC Shares on Euronext Amsterdam, where they will be quoted and traded in Euros. Dividends on RELX PLC Shares held through Euroclear Nederland will be paid in Euros, unless a shareholder has elected to receive dividends in Pounds Sterling. Dividends on shares held through CREST will be paid in Pounds Sterling, unless a shareholder has elected to receive dividends in Euros. RELX NV Shareholders are advised to read this document carefully to ensure that they understand the arrangements that will apply following completion of the Simplification.

Holders of RELX NV ADSs

For all RELX NV ADS holders who hold their RELX NV ADSs in book-entry form through their bank, broker or other Depository Trust Company participant, on the Effective Date, the RELX NV ADSs will be exchanged for the same number of New RELX PLC ADSs without the need to take any action.

For all RELX NV ADS holders who hold their RELX NV ADSs in book-entry form directly on the books of the RELX NV ADS depositary, on the Effective Date, RELX NV ADSs held by registered book-entry RELX NV ADS holders will be exchanged for the same number of New RELX PLC ADSs without the need to take any action.

RELX NV ADS holders will be able to exchange their New RELX PLC ADSs for RELX PLC Shares in accordance with the terms of the RELX PLC deposit agreement, including the payment of any applicable fees and expenses, as amended from time to time.

RELX PLC intends to apply to list the New RELX PLC ADSs to be issued to RELX NV ADS holders in the Simplification on the New York Stock Exchange. As a result of the Simplification, RELX NV ADSs will cease to exist and consequently will cease to be listed on the New York Stock Exchange.

Employee share plans

Participants in the RELX Group Share Plans who hold share awards and options over shares in RELX NV will be contacted separately with details of how the Simplification will impact their share awards and options. It is expected that such share awards and options will be automatically exchanged for share awards and options over the same number of shares in RELX PLC.

Employee Bonds

Holders of bonds issued under RELX NV’s convertible personnel bond loan programme will receive an equivalent right towards RELX PLC in the form of a right that is subject to the same terms and conditions as the RELX NV bonds, provided that if a holder of such bonds would otherwise have been entitled to receive RELX NV Shares after the Effective Date, such holder will, after the Effective Date, be entitled to receive the same number of RELX PLC Shares.

Creditors

All RELX Group bonds are issued by subsidiary companies and will not be affected by the Simplification. All joint parent company guarantees over debt, the revolving credit facility and other financial obligations will transfer solely to RELX PLC.

10.	Taxation

Your attention is drawn to Part II (Taxation) of this document. Although this document contains certain tax-related information, if you are in any doubt about your tax position, or you are subject to taxation in any jurisdiction outside the UK, the Netherlands or the U.S., you are strongly advised to seek appropriate independent professional tax advice.

11.	RELX PLC Shareholder Meetings

The Simplification and the steps necessary or desirable for its implementation will require the approval of RELX PLC Shareholders at the RELX PLC Court Meeting and the separate RELX PLC General Meeting, both of which will be held at Haymarket Hotel, 1 Suffolk Place, London SW1Y 4HX on 27 June 2018. The RELX PLC Court Meeting will start at 9.30 a.m. (BST) on that date and the RELX PLC General Meeting at 9.40 a.m. (BST), or as soon thereafter as the RELX PLC Court Meeting is concluded or adjourned.

Notices of both the RELX PLC Court Meeting and the RELX PLC General Meeting are set out in Schedule 1 (Notice of RELX PLC Court Meeting) and Schedule 2 (Notice of RELX PLC General Meeting) respectively to this document.

Entitlement to attend and vote at these meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of RELX PLC at the RELX PLC Voting Record Time. All RELX PLC Shareholders whose names appear on the register of members of RELX PLC at 6.00 p.m. (BST) on 25 June 2018 or, if either or both such meetings are adjourned, on the register of members at 6.00 p.m. (BST) on the date two working days before the date fixed for such adjourned meetings, shall be entitled to attend and speak and vote at the relevant meeting in respect of the number of the RELX PLC Shares registered in their name at the relevant time.

RELX PLC Court Meeting

The RELX PLC Court Meeting which has been convened for 9.30 a.m. (BST) on 27 June 2018 at Haymarket Hotel, 1 Suffolk Place, London SW1Y 4HX is being held with the consent of the UK High Court for the purpose of enabling RELX PLC Shareholders to consider and, if thought fit, approve the Simplification in accordance with the UK Cross-Border Mergers Regulations. The UK Cross-Border Mergers Regulations requires that RELX PLC carry out a number of steps in order for the UK High Court to be able to grant an order certifying that RELX PLC has properly completed the pre-merger acts and formalities for the Simplification in accordance with such regulation. One of those steps is that the Simplification must be approved by the requisite majorities at the RELX PLC Court Meeting.

At the RELX PLC Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to 1 vote for each RELX PLC Share held at the RELX PLC Voting Record Time. In order for the Simplification to be approved at the RELX PLC Court Meeting, those voting to approve the Simplification must:

(a)	represent a simple majority in number of those RELX PLC Shareholders present and voting in person or by proxy; and

(b)	represent not less than 75 per cent. in value of the RELX PLC Shares held by those RELX PLC Shareholders present and voting in person or by proxy.

At the RELX PLC Court Meeting it is particularly important that as many votes as possible are cast so that the UK High Court may be satisfied that there is a fair representation of RELX PLC Shareholder opinion. You are therefore strongly urged to sign and return your Proxy Forms as soon as possible.

You will find the Notice of the RELX PLC Court Meeting in Schedule 1 (Notice of RELX PLC Court Meeting) to this document.

RELX PLC General Meeting

The RELX PLC General Meeting has been convened for the same date and at the same location as the RELX PLC Court Meeting and will be held immediately after the RELX PLC Court Meeting to consider and, if thought fit, pass the RELX PLC Resolutions described below.

RELX PLC Resolution 1

Resolution 1 will be proposed as an ordinary resolution, requiring more than 50 per cent. of the votes cast (in person or by proxy) at the RELX PLC General Meeting to be in favour.

RELX PLC Resolution 1 proposes that:

(a)	the Common Draft Terms of Merger be approved, and the directors of RELX PLC be authorised to implement the Simplification in accordance with their terms; and

(b)	the directors of RELX PLC be given the authority to allot the New RELX PLC Shares in connection with the Simplification.

RELX PLC Resolution 1(b) proposes that in connection with the Simplification, the directors of RELX PLC be authorised to allot RELX PLC Shares up to a maximum nominal amount equal to £136.3 million, being approximately equivalent to 47 per cent. of the nominal value of the Enlarged Share Capital of RELX PLC.

This authority will be in addition to the existing authority of the directors of RELX PLC, previously approved by RELX PLC Shareholders, to allot RELX PLC Shares and will expire at the conclusion of RELX PLC’s next annual general meeting to be held in respect of the current financial year or, if earlier, at the close of business on 19 July 2019. As at the Latest Practicable Date, RELX PLC held 72,747,980 shares in treasury.

RELX PLC Resolution 2

Resolution 2 will be proposed as an ordinary resolution, requiring more than 50 per cent. of the votes cast (in person or by proxy) at the RELX PLC General Meeting to be in favour.

RELX PLC Resolution 2 proposes to increase the limit on the aggregate amount of ordinary remuneration payable to the Chairman and Non-Executive Directors of RELX PLC (excluding any other amounts payable to the Chairman and Non-Executive Directors under relevant provisions of the articles of association of RELX PLC) from £500,000 per annum to £2,000,000 per annum.

Currently, the Chairman and each of the Non-Executive Directors receive a fee from each of RELX PLC, RELX NV and RELX Group plc in respect of their role as a director of each company. Following the Simplification, it is intended that all such fees will be paid by RELX PLC only. The proposed increased limit on fees that may be paid to the Chairman and Non-Executive Directors by RELX PLC of £2,000,000 per annum is equal to the aggregate of the existing annual fee limits approved by shareholders of RELX PLC, RELX NV and RELX Group plc of £500,000, Euro 600,000 and £1,000,000, respectively, and is intended to ensure that the Chairman and Non-Executive Directors can continue to be paid the same fees following the Effective Date. It is not intended that the actual fees paid to the Chairman or any Non-Executive Director will be increased as a result of the Simplification.

12.	RELX NV EGM

The Simplification and the steps necessary for its implementation require the approval of RELX NV Shareholders at the RELX NV EGM. The RELX NV EGM will be held at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701 1118 BN Schiphol on 28 June 2018 at 9.30 a.m. (CEST). The Notice of the RELX NV EGM is set out in Schedule 3 (Notice of RELX NV EGM) to this document.

The Board of RELX NV has fixed the close of business on 31 May 2018 as the record date for the RELX NV EGM (the RELX NV EGM Record Date). Entitlement to attend, speak and vote at the RELX NV EGM will be determined by reference to RELX NV’s register of shareholders or the sub-register of an intermediary (which has been designated as such by the Board of RELX NV) within the meaning of the Giro Act (in respect of RELX NV shares which are held via a bank or other securities intermediary) on the RELX NV EGM Record Date. All RELX NV Shareholders whose names appear on RELX NV’s register of shareholders or the sub-register of such intermediary on the RELX NV EGM Record Date shall be entitled to attend, speak and vote at the RELX NV EGM, in respect of the number of the RELX NV Shares registered in their name at the RELX NV EGM Record Date.

The RELX NV EGM has been convened to consider and, if thought fit, pass the RELX NV Resolutions described below.

RELX NV Resolution 1

RELX NV Resolution 1 proposes to amend the Existing RELX NV Articles to include: (i) the Formula under which the Cash Compensation to be offered to Withdrawing Shareholders will be established; and (ii) a share conversion mechanism pursuant to which RELX NV Exit Shares can be converted into RELX NV Ordinary B Shares by a resolution of the Board of RELX NV with the written consent of the holder of such share.

A majority (greater than 50 per cent.) of the votes cast in person or by proxy at the RELX NV EGM in favour of the resolution is required to adopt RELX NV Resolution 1.

RELX NV Resolution 2

RELX NV Resolution 2 proposes to enter into the Simplification, pursuant to the Common Draft Terms of Merger.

In order to be validly adopted, RELX NV Resolution 2 requires a majority (greater than 50 per cent.) of the votes cast in person or by proxy at the RELX NV EGM in favour of the resolution, if at least 50 per cent. of the issued share capital is represented (either in proxy or by person) at the meeting. If less than 50 per cent. of the issued share capital is represented at the RELX NV EGM, a majority of two-thirds of the votes cast is required to validly pass the resolution.

RELX NV Resolution 3a and Resolution 3b

As RELX NV will cease to exist as a consequence of the Simplification, RELX NV Resolution 3a proposes to release the executive directors of the Board of RELX NV from liability for their management up to the date of the RELX NV EGM, except with respect to claims for wilful misconduct, fraud or other criminal acts. RELX NV Resolution 3b proposes to release the non-executive directors of the Board of RELX NV from liability for their supervision up to the date of the RELX NV EGM, except with respect to claims for wilful misconduct, fraud or other criminal acts. RELX NV Resolution 3a and RELX NV Resolution 3b will be subject to the Simplification taking effect.

A majority (greater than 50 per cent.) of the votes cast in person or by proxy at the RELX NV EGM in favour of the resolutions is required to adopt RELX NV Resolution 3a and RELX NV Resolution 3b.

13.	Further information

Before taking any action, you should read the whole of this document (and any information incorporated by reference into it). You should not rely solely on the information summarised in this letter.

14.	Action to be taken

Your attention is drawn to pages 9 to 11 of this document which explains the actions you should take in respect of voting on the Simplification.

15.	Recommendation to Shareholders

The Boards, who have been advised by UBS, consider the terms of the Simplification to be fair and reasonable. In providing its advice to the Boards, UBS has relied upon the Boards’ commercial assessment of the Simplification.

The Boards also consider the Simplification to be in the best interests of RELX PLC and RELX NV and RELX Shareholders as a whole and accordingly unanimously recommend that RELX Shareholders vote in favour of the

Simplification and the Resolutions, as each Director intends to do in respect of his or her own beneficial holdings of RELX PLC Shares (representing in aggregate approximately 0.04 per cent. of the total issued share capital of RELX PLC as at the Latest Practicable Date) and/or RELX NV Shares (representing in aggregate approximately 0.10 per cent. of the total issued share capital of RELX NV as at the Latest Practicable Date).

Yours faithfully,

Sir Anthony Habgood

Chairman

PART II – TAXATION

1.	UK Taxation

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of the Simplification, or of acquiring, holding or disposing of RELX PLC Shares or RELX PLC ADSs. They are based on current UK law and what is understood to be the current practice of HMRC as at the date of this document, both of which may change, possibly with retroactive effect.

The statements below apply only to RELX NV Shareholders and RELX NV ADS holders who are resident and, in the case of individuals, domiciled for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their RELX NV Shares or RELX NV ADSs as an investment (other than in an individual savings account or pension arrangement) and who are the absolute beneficial owner of both the RELX NV Shares or RELX NV ADSs and any dividends paid on them. The tax position of certain categories of RELX NV Shareholders and RELX NV ADS holders who are subject to special rules (such as persons who acquired their RELX NV Shares or RELX NV ADSs in connection with employment, dealers in securities, insurance companies and collective investment schemes) is not considered.

The Simplification should not have any UK tax consequences for RELX PLC Shareholders or RELX PLC ADS holders, and accordingly the statements below only discuss the tax position of RELX NV Shareholders and RELX NV ADS holders.

The statements summarise the current position and are intended as a general guide only. Prospective investors who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own professional advisers.

(i)	Consequences of the Simplification

Treatment of RELX NV Shareholders and RELX NV ADS holders who receive New RELX PLC Shares or New RELX PLC ADSs

The Simplification should not be treated as involving a distribution subject to UK tax as income for RELX NV Shareholders or RELX NV ADS holders who receive New RELX PLC Shares or New RELX PLC ADSs.

For the purposes of UK taxation of chargeable gains (CGT), subject to the comments in the paragraph below, the issue of New RELX PLC Shares and New RELX PLC ADSs to RELX NV Shareholders or RELX NV ADS holders should be treated as a reorganisation of share capital. Accordingly, RELX NV Shareholders and RELX NV ADS holders who receive New RELX PLC Shares or New RELX PLC ADSs should not be treated as making a disposal of all or part of their holding of RELX NV Shares or RELX NV ADSs and no liability to CGT should arise. Instead, the New RELX PLC Shares and New RELX PLC ADSs acquired and the RELX NV Shares or RELX NV ADSs which cease to exist should, for CGT purposes, be treated as the same asset and as having been acquired at the same time as the RELX NV Shares or RELX NV ADSs.

If a RELX NV Shareholder or RELX NV ADS holder alone or together with persons connected with them holds more than 5 per cent. of the RELX NV Shares and RELX NV ADSs, such RELX NV Shareholder or RELX NV ADS holder will only be eligible for the treatment described above if the Simplification is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to CGT. RELX NV Shareholders and RELX NV ADS holders are advised that statutory clearance has not been sought from HMRC (under section 138 of the Taxation of Chargeable Gains Act 1992) that HMRC are satisfied that the Simplification will be effected for bona fide commercial reasons and will not form part of such a scheme or arrangement.

Treatment of RELX NV Shareholders and RELX NV ADS holders who receive Cash Compensation

UK resident individual RELX NV Shareholders and RELX NV ADS holders who receive Cash Compensation should be treated as disposing of their RELX NV Shares and RELX NV ADSs for CGT purposes. Accordingly, the Cash Compensation should be treated as a capital receipt and may, depending upon the RELX NV Shareholder or RELX NV ADS holder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount), be subject to CGT.

UK resident corporate RELX NV Shareholders and RELX NV ADS holders who receive Cash Compensation should also be treated as disposing of their RELX NV Shares and RELX NV ADSs for CGT purposes, such that the Cash Compensation may be subject to CGT. It is possible, however, that all or part of the Cash Compensation may be treated for corporation tax purposes as a distribution and subject to tax as income; and in that case, the distribution element may qualify for exemption from corporation tax. If this results in any RELX NV Shareholder or RELX NV ADS holder obtaining a corporation tax advantage, then the transactions in securities rules in sections 731 et seq. of the Corporation Tax Act 2010 may apply to counteract such advantage.

Stamp duty and Stamp Duty Reserve Tax (SDRT)

No stamp duty or SDRT will be payable in respect of the cancellation of RELX NV Shares or RELX NV ADSs or the issue of New RELX PLC Shares or New RELX PLC ADSs pursuant to the Simplification.

Although SDRT or stamp duty may be charged at a rate of 1.5 per cent. of the issue price where RELX PLC Shares are issued to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or a person providing a clearance service, HMRC accept that this charge is in breach of EU law so far as it applies to new issues of shares. It was confirmed in the Autumn 2017 Budget that the UK government intend to continue this approach following the UK’s departure from the EU.

(ii)	Holding of New RELX PLC Shares and New RELX PLC ADSs

The UK taxable income of RELX NV Shareholders and RELX NV ADS holders on payment of a dividend by RELX PLC should be the same as it would have been had the Simplification not occurred and the dividend instead been paid by RELX NV. However, RELX PLC is not required to withhold tax when paying a dividend whereas RELX NV would be (with RELX NV Shareholders and RELX NV ADS holders then being entitled to a credit against their UK tax for the Netherlands withholding tax deducted, although to the extent that the withholding tax exceeded the UK tax the excess would be an absolute cost).

UK resident individual RELX NV Shareholders and RELX NV ADS holders

Under current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax (the “nil rate band”) for the first £2,000 of dividend income in any tax year and different rates of tax for dividend income that exceeds the nil rate band. No tax credit attaches to dividend income. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares.

An individual RELX NV Shareholder or RELX NV ADS holder who is resident for tax purposes in the UK and who receives a dividend from RELX PLC will not be liable to UK tax on the dividend to the extent that (taking account of any other dividend income received by the RELX NV Shareholder or RELX NV ADS holder in the same tax year) that dividend falls within the nil rate band.

To the extent that (taking account of any other dividend income received by the RELX NV Shareholder or RELX NV ADS holder in the same tax year) the dividend exceeds the nil rate band, it will be subject to income tax at 7.5 per cent. to the extent that total taxable income falls below the threshold for higher rate income tax. To the extent that (taking account of other taxable dividend income received in the same tax year) total taxable income falls above the threshold for higher rate income tax then the dividend will be taxed at 32.5 per cent. to the extent that total taxable income is within the higher rate band, or 38.1 per cent. to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a RELX NV Shareholder’s or RELX NV ADS holder’s income (after any personal allowance). In addition, dividends within the nil rate band which would (if there was no nil rate band) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.

UK resident corporate RELX NV Shareholders and RELX NV ADS holders

It is likely that most dividends paid on the New RELX PLC Shares or New RELX PLC ADSs to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules. Accordingly, such shareholders should consult their own tax adviser concerning their tax position on dividends received for RELX PLC.

UK resident exempt RELX NV Shareholders and RELX NV ADS holders

UK resident RELX NV Shareholders and RELX NV ADS holders who are not liable to UK tax on dividends, including exempt pension funds and charities, are not entitled to any tax credit in respect of dividends paid by RELX PLC.

Non-UK resident RELX NV Shareholders and RELX NV ADS holders

No tax credit will attach to any dividend paid by RELX PLC.

A RELX NV Shareholder or RELX NV ADS holder who is not resident in the UK for tax purposes will not be liable to income or corporation tax in the UK on dividends paid on the New RELX PLC Shares or New RELX PLC ADSs, unless such RELX NV Shareholder or RELX NV ADS holder carries on a trade (or profession or vocation) in the UK and the dividends are either a receipt of that trade or, in the case of corporation tax, the New RELX PLC Shares or New RELX PLC ADSs are held by or for a UK permanent establishment through which the trade is carried on.

A RELX NV Shareholder or RELX NV ADS holder resident outside the UK may also be subject to non-UK taxation on dividend income under local law. A RELX NV Shareholder or RELX NV ADS holder who is resident outside the UK for tax purposes should consult their own tax adviser concerning their tax position on dividends received from RELX PLC.

(iii)	Disposal of New RELX PLC Shares or New RELX PLC ADSs

Pursuant to the reorganisation treatment described above under ‘Consequences of the Simplification’, a RELX NV Shareholder or RELX NV ADS holder’s liability to CGT on a disposal of New RELX PLC Shares or New RELX PLC ADSs should be the same as it would have been had the Simplification not occurred and the RELX NV Shareholder or RELX NV ADS holder continued to hold RELX NV Shares or RELX NV ADSs.

A disposal or deemed disposal of New RELX PLC Shares or New RELX PLC ADSs by a RELX NV Shareholder or RELX NV ADS holder who is resident in the UK for tax purposes may, depending upon the RELX NV Shareholder or RELX NV ADS holder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of CGT.

RELX NV Shareholders and RELX NV ADS holders who are not resident in the UK will not generally be subject to CGT on the disposal or deemed disposal of New RELX PLC Shares or New RELX PLC ADSs, unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate RELX NV Shareholder or RELX NV ADS holder, a permanent establishment) in connection with which the New RELX PLC Shares or New RELX PLC ADSs are used, held or acquired. Non-UK tax resident RELX NV Shareholders or RELX NV ADS holders may be subject to non-UK taxation on any gain under local law.

An individual RELX NV Shareholder or RELX NV ADS holder who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty (Treaty non-resident) for a period of five years or less and who disposes of all or part of their New RELX PLC Shares or New RELX PLC ADSs during that period may be liable to CGT on their return to the UK, subject to any available exemptions or reliefs.

(iv)	Stamp duty and SDRT

Transfers of RELX PLC Shares to or within a clearance service

Transfers of RELX PLC Shares within a clearance service are not subject to stamp duty or SDRT, provided that no instrument of transfer is entered into (which should not be necessary) and no election that applies to RELX PLC Shares is made or has been made by the clearance service under section 97A of the Finance Act 1986. RELX PLC is not aware that any such election has been made by Euroclear.

SDRT or stamp duty may be charged at a rate of 1.5 per cent. on transfers of RELX PLC Shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or a person providing a clearance service. HMRC accept that this charge is in breach of EU law so far as it applies to transfers of shares that are an integral part of the raising of capital by the company concerned, and it was confirmed in the Autumn 2017 Budget that the UK government intend to continue this approach following the UK’s departure from the EU. HMRC’s published view is that the 1.5 per cent. SDRT or stamp duty charge will continue to apply to a transfer of shares into a clearance service or depositary receipt arrangement where such transfer is not an integral part of the raising of capital by the company concerned, although this has been disputed. Further litigation indicates that certain transfers of legal title to clearance services in connection with listing, but not integral to a new issue, are also not chargeable. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5 per cent. stamp duty or SDRT charge in any circumstances.

Transfers of RELX PLC Shares to or within CREST

Paperless transfers of RELX PLC Shares occurring within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. The charge is generally borne by the purchaser. Under the CREST system, no stamp duty or SDRT will arise on a transfer of RELX PLC Shares into the system, unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent.) will arise.

Transfers of RELX PLC Shares by way of written instrument

If RELX PLC Shares were transferred by way of written instrument, then UK stamp duty at the rate of 0.5 per cent. (rounded up to the next multiple of £5) of the amount or value of the consideration given would generally be payable. In circumstances where RELX PLC Shares are transferred by way of written instrument pursuant to an agreement for such transfer, a charge to UK SDRT would also arise on the unconditional agreement to transfer such RELX PLC Shares (at the rate of 0.5 per cent. of the amount or value of the consideration payable). If SDRT were paid on an unconditional agreement to transfer RELX PLC Shares and within six years of the date of the agreement becoming unconditional an instrument of transfer were executed pursuant to the agreement, and stamp duty were paid on that instrument, the SDRT paid would be refunded (generally, but not necessarily, with interest), provided that a claim for repayment were made, and any outstanding liability to SDRT would be cancelled.

The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee. An exemption from stamp duty is available on any instrument of transfer where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000.

Transfers of RELX PLC ADSs and transfers of RELX PLC Shares to Citibank N.A. as issuer of RELX PLC ADSs

Transfers of RELX PLC ADSs should not be subject to stamp duty or SDRT, provided that no instrument of transfer is entered into (which should not be necessary).

As noted above in relation to transfers of RELX PLC Shares to or within a clearance service, SDRT or stamp duty may, however, be charged at a rate of 1.5 per cent. on transfers of RELX PLC Shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or a person providing a clearance service (with such charge calculated as set out above is relative to transfers of RELX PLC Shares to or within a clearance service). HMRC accept that this charge is in breach of EU law so far as it applies to transfers of shares that are an integral part of the raising of capital by the company concerned, and it was confirmed in the Autumn 2017 Budget that the Government intend to continue this approach following the UK’s departure from the EU. HMRC’s published view is that the 1.5 per cent. SDRT or stamp duty charge will continue to apply to a transfer of shares into a clearance service or depositary receipt arrangement where such transfer is not an integral part of the raising of capital by the company concerned, although this has been disputed. Further litigation indicates that certain transfers of legal title to clearance services in connection with listing, but not integral to a new issue, are also not chargeable. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5 per cent. stamp duty or SDRT charge in any circumstances.

Repurchase of RELX PLC Shares

The repurchase by RELX PLC of RELX PLC Shares will attract a charge to stamp duty of 0.5 per cent. of the consideration paid by RELX PLC in respect of the repurchase.

The statements in this paragraph (iv) apply to any holders of RELX PLC Shares irrespective of their residence, summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries.

(v)	Inheritance Tax

RELX PLC Shares and RELX PLC ADSs should be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit.

Special rules also apply to close companies and to trustees of settlements who hold RELX PLC Shares or RELX PLC ADSs, bringing them within the charge to inheritance tax. RELX NV Shareholders and RELX NV ADS holders should consult an appropriate tax adviser if they make a gift or transfer at less than market value or intend to hold any RELX PLC Shares or RELX PLC ADSs through trust arrangements.

2.	Dutch Taxation

This section outlines the principal Dutch tax consequences of the proposed cross-border legal merger between RELX PLC, as the surviving company, and RELX NV, as the disappearing company for the RELX NV Shareholders as well as principal Dutch tax consequences of the holding of shares in RELX PLC Shares issued in connection with the Simplification. This is not a comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a RELX NV Shareholder. For Dutch tax purposes, a RELX Shareholder may include an individual, or an entity, that does not hold the legal title of the RELX NV Shares or RELX PLC Shares (together, the RELX Shares), but to whom nevertheless the RELX Shares, or their income, are attributed based either on this individual or entity owning a beneficial interest in the RELX Shares or based on specific statutory provisions. These include statutory provisions under which RELX Shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the RELX Shares.

This section is intended as general information only. A RELX Shareholder should consult his or her own tax adviser regarding the tax consequences of the Simplification and the holding of RELX PLC Shares.

This section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this Circular, including, for the avoidance of doubt, the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law must be construed as a reference to taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. This section does not address the impact of treaties for the avoidance of double taxation concluded by the Netherlands.

This paragraph does not describe the possible Dutch tax considerations or consequences that may be relevant to a RELX Shareholder:

(a)	who is an individual and for whom the income or capital gains derived from the RELX NV Shares as a consequence of the Simplification or the holding of RELX PLC Shares are attributable to employment activities the income from which is taxable in the Netherlands;

(b)	who is an individual engaged in miscellaneous activities, including, without limitation, activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer);

(c)	which has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in RELX NV or RELX PLC within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) (the ITA). Generally, a substantial interest in RELX NV or RELX PLC arises if the RELX NV Shareholder, alone or – in case of an individual – together with his or her partner, owns or holds certain rights to shares, including rights to directly or indirectly acquire shares, representing, directly or indirectly, 5 per cent or more of the issued capital of RELX NV or RELX PLC or of the issued capital of any class of RELX Shares;

(d)	that is an entity which under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the CITA), is not subject to Dutch corporate income tax or is in full or in part exempt from Dutch corporate income tax (such as a qualifying pension fund);

(e)	that is an investment institution (beleggingsinstelling) as described in Section 6a or 28 CITA; or

(f)	that is entitled to the participation exemption (deelnemingsvrijstelling) with respect to RELX Shares (as defined in Section 13 CITA). Generally, a RELX Shareholder is entitled to the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5 per cent. or more of the nominal paid-up share capital in RELX NV or RELX PLC.

(i)	Consequences of the Simplification

This section outlines the principal Dutch tax consequences of the Simplification for RELX NV Shareholders.

Withholding Tax

A RELX NV Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15 per cent. on dividends distributed by RELX NV. The issuance of shares by RELX PLC in connection with the Simplification does not constitute a taxable event for Dutch dividend withholding tax purposes. Any cash payments in relation to the Simplification are also free of Dutch dividend withholding tax.

Taxes on Income and Capital Gains

Residents of the Netherlands

The description of certain Dutch tax consequences in this section addressing the consequences of the Simplification is only intended for the following RELX NV Shareholders:

(i)	individuals who are resident or deemed to be resident in the Netherlands (Dutch Individuals); and

(ii)	entities or enterprises that are resident or deemed to be resident in the Netherlands and subject to Dutch corporate income tax (Dutch Corporate Entities).

Dutch Individuals engaged or deemed to be engaged in an enterprise

Dutch Individuals engaged or deemed to be engaged in an enterprise are generally subject to income tax at statutory progressive rates with a maximum of 51.95 per cent. with respect to any benefits or deemed benefits in relation to the RELX NV Shares. The Simplification constitutes a deemed disposal of the RELX NV Shares, the result of which is taxable as a profit derived from the enterprise.

Dutch Individuals realising a profit as a result of the Simplification may be able to apply a roll-over relief (doorschuiving) pursuant to article 3.57 ITA. This roll-over means that no profit is deemed to have been realised while the book value of the RELX NV Shares held prior to the Simplification is transferred to the RELX PLC Shares received in connection with the Simplification. Such roll-over relief does not include any cash payments made in relation to the Simplification.

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities and not having a substantial, or fictitious substantial, interest

Generally, the RELX NV Shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities and who does not have a substantial or fictitious substantial interest, will be subject annually to an income tax imposed on a fictitious yield on the RELX NV Shares. RELX NV Shares held by this Dutch Individual will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Since the regime of savings and investments does not tax the actual yield, the Simplification will not lead to a taxable event under the regime for savings and investments.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25 per cent. with respect to any benefits or deemed benefits in relation to the RELX NV Shares. The Simplification constitutes a deemed disposal of the RELX NV Shares, the result of which is taxable as a profit derived from the enterprise.

Dutch Corporate Entities realising a profit as a result of the Simplification may be able to apply a roll-over relief (doorschuiving) pursuant to article 3.57 ITA in conjunction with article 8 CITA. This roll-over means that no profit is deemed to have been realised while the book value of the RELX NV Shares held prior to the Simplification is transferred to the RELX PLC Shares received in connection with the Simplification. Such roll-over relief does not include any cash payments made in relation to the Simplification.

Non-residents of the Netherlands

The description of certain Dutch tax consequences in this section addressing the consequences of the Simplification is only intended for the following RELX Shareholders:

(i)	individuals who are not resident and not deemed to be resident in the Netherlands (Non-Dutch Individuals); and

(ii)	entities that are not resident and not deemed to be resident in the Netherlands (Non-Dutch Corporate Entities).

Non-Dutch Individuals

A Non-Dutch Individual will not be subject to any Dutch taxes in relation to the Simplification, unless the Non-Dutch Individual derives profits from an enterprise, whether as entrepreneur or pursuant to a co-entitlement to the net worth of this enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which RELX NV Shares are attributable.

Non-Dutch Individuals realising a profit as a result of the Simplification may be able to apply a roll-over relief (doorschuiving) pursuant to article 3.57 ITA in conjunction with article 7.2, paragraphs 1 and 2, letter a, ITA. This roll-over means that no profit is deemed to have been realised while the book value of the RELX NV Shares held prior to the Simplification is transferred to the RELX PLC Shares received in connection with the Simplification. Such roll-over relief does not include any cash payments made in relation to the Simplification.

Non-Dutch Corporate Entities

A Non-Dutch Corporate Entity will not be subject to any Dutch taxes in relation to the Simplification, unless:

(i)	the Non-Dutch Corporate Entity derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which RELX NV Shares are attributable; or

(ii)	the Non-Dutch Corporate Entity is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise RELX NV Shares are attributable.

Non-Dutch Corporate Entities realising a profit as a result of the Simplification may be able to apply a roll-over relief (doorschuiving) pursuant to article 3.57 ITA in conjunction with articles 18 and 8 CITA. This roll-over means that no profit is deemed to have been realised while the book value of the RELX NV Shares held prior to the Simplification is transferred to the RELX PLC Shares received in connection with the Simplification. Such roll-over relief does not include any cash payments made in relation to the Simplification.

Under certain specific circumstances, Dutch taxation rights may be restricted for Non-Dutch Individuals and Non-Dutch Corporate Entities pursuant to treaties for the avoidance of double taxation.

Other Taxes and Duties

No other Dutch taxes, including turnover or value added taxes and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the RELX NV Shareholders by reason only of the Simplification.

(ii)	Holding of RELX PLC Shares

This section outlines the principal Dutch tax consequences of the holding, settlement, redemption and disposal of RELX PLC Shares issued in connection with the Simplification.

Withholding Tax

A holder of RELX PLC Shares will not be subject to Dutch dividend withholding tax on dividends distributed by RELX PLC as RELX PLC is exclusively tax resident in the United Kingdom for purposes of the Dutch Dividend Withholding Tax Act 1969.

Taxes on Income and Capital Gains

Residents of the Netherlands

The description of certain Dutch tax consequences in this section is only intended for the following holders of RELX PLC Shares:

(i)	individuals who are resident or deemed to be resident in the Netherlands (Dutch Individuals); and

(ii)	entities or enterprises that are resident or deemed to be resident in the Netherlands and subject to Dutch corporate income tax (Dutch Corporate Entities).

Dutch Individuals engaged or deemed to be engaged in an enterprise

Dutch Individuals engaged or deemed to be engaged in an enterprise are generally e subject to income tax at statutory progressive rates with a maximum of 51.95 per cent. with respect to any benefits derived or deemed to be derived from the RELX PLC Shares, including any capital gains realised on their disposal, that are attributable to the enterprise.

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities and not having a substantial, or fictitious substantial, interest

Generally, the RELX PLC Shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities and who does not have a substantial or fictitious substantial interest, will be subject annually to an income tax imposed on a fictitious yield on RELX PLC Shares. The RELX PLC Shares held by this Dutch Individual will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realised, the annual taxable benefit of the assets and liabilities of a Dutch Individual that are taxed under this regime, including the RELX PLC Shares, is set at a percentage of the positive balance of the fair market value of these assets, including the RELX PLC Shares, and the fair market value of these liabilities. The percentage increases:

(a)	from 2.02 per cent. of this positive balance up to EUR 70,800;

(b)	to 4.33 per cent. of this positive balance of EUR 70,800 up to EUR 978,000; and

(c)	to a maximum 5.38 per cent. of this positive balance of EUR 978,000 or higher.

No taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen). The fair market value of assets, including the RELX PLC Shares, and liabilities that are taxed under this regime is measured, in general, exclusively on 1 January of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30 per cent.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25 per cent. with respect to any benefits derived or deemed to be derived from the RELX PLC Shares, including any capital gains realised on their disposal.

Non-residents of the Netherlands

The description of certain Dutch tax consequences in this section is only intended for the following holders of RELX PLC Shares:

(i)	individuals who are not resident and not deemed to be resident in the Netherlands (Non-Dutch Individuals); and

(ii)	entities that are not resident and not deemed to be resident in the Netherlands (Non-Dutch Corporate Entities).

Non-Dutch Individuals

A Non-Dutch Individual will not be subject to any Dutch taxes on income or capital gains in respect of the purchase, ownership and disposal or transfer of the RELX PLC Shares, unless the Non-Dutch Individual derives profits from an enterprise, whether as entrepreneur or pursuant to a co-entitlement to the net worth of this enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the RELX PLC Shares are attributable.

Non-Dutch Corporate Entities

A Non-Dutch Corporate Entity will not be subject to any Dutch taxes on income or capital gains in respect of the purchase, ownership and disposal or transfer of RELX PLC Shares, unless:

(i)	the Non-Dutch Corporate Entity derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which the RELX PLC Shares are attributable; or

(ii)	the Non-Dutch Corporate Entity is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the RELX PLC Shares are attributable.

Under certain specific circumstances, Dutch taxation rights may be restricted for Non-Dutch Individuals and Non-Dutch Corporate Entities pursuant to treaties for the avoidance of double taxation.

Other Taxes and Duties

No other Dutch taxes, including turnover or value added taxes and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of the holder of RELX PLC Shares by reason only of the purchase, ownership and disposal of the RELX PLC Shares.

3.	U.S. Taxation

Material U.S. Federal Income Tax Considerations

The following discussion sets forth the material U.S. federal income tax consequences of the Simplification to U.S. holders (as defined below) of RELX NV Shares and RELX NV ADSs who exchange their RELX NV Shares and RELX NV ADSs for New RELX PLC Shares and New RELX PLC ADSs. This discussion is based upon the Internal Revenue Code of 1986, as amended (referred to in this document as the Code), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” is used to mean a beneficial owner of RELX NV Shares or RELX NV ADSs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or any entity treated as a corporation, created or organised under the laws of the United States or any of its political subdivisions;

•	a trust that: (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership holds RELX NV Shares or RELX NV ADSs, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding RELX NV Shares or RELX NV ADSs, you should consult your own tax advisors.

This discussion assumes that you hold your RELX NV Shares or RELX NV ADSs as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or other financial institution;

•	a tax-exempt organisation;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax;

•	a holder of Existing RELX PLC Shares or the RELX PLC ADSs in issue at the Latest Practicable Date who, immediately after the Simplification, actually or constructively owns 10 per cent. or more of the total combined voting power of all classes of stock entitled to vote or value of RELX PLC;

•	a person that received RELX NV Shares or RELX NV ADSs through the exercise of an employee stock option or pursuant to a tax-qualified retirement plan;

•	a holder of options granted under the RELX Group Share Plans;

•	a person required to accelerate the recognition of any item of gross income with respect to the RELX PLC Shares or RELX PLC ADSs as a result of such income being recognised on an applicable financial statement;

•	a person that has a functional currency other than the U.S. dollar;

•	a person that holds RELX NV Shares or RELX NV ADSs as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a U.S. expatriate.

In addition, this discussion does not address any tax consequences arising under the Medicare contribution tax on net investment income or any state, local or foreign tax consequences of the Simplification.

ALL HOLDERS OF RELX NV SHARES OR RELX NV ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE SIMPLIFICATION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Simplification

Based upon representations contained in representation letters provided by RELX NV and RELX PLC and on customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the Simplification, the receipt by RELX NV Shareholders of New RELX PLC Shares and by

RELX NV ADSs holders of New RELX PLC ADSs pursuant to the Simplification will constitute a tax-free reorganisation under Section 368(a) of the Code. Based on the foregoing:

•	you will not recognise gain or loss in the Simplification;

•	your aggregate tax basis in New RELX PLC Shares or New RELX PLC ADSs that you receive in the Simplification will equal your aggregate tax basis in RELX NV Shares or RELX NV ADSs you surrender; and

•	your holding period for New RELX PLC Shares or New RELX PLC ADSs that you receive in the Simplification will include your holding period for RELX NV Shares or RELX NV ADSs that you surrender in the Simplification.

If you acquired different blocks of RELX NV Shares or RELX NV ADSs at different times or at different prices, your tax basis and holding period in your New RELX PLC Shares or New RELX PLC ADSs may be determined with reference to each block of RELX NV Shares or RELX NV ADSs.

Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of New RELX PLC Shares Received in the Simplification

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition by U.S. holders of New RELX PLC Shares and New RELX PLC ADSs received in the Simplification. This discussion assumes that RELX PLC and RELX NV are not, and will not become, passive foreign investment companies (referred to in this document as a PFIC) for U.S. federal income tax purposes, as described below.

New RELX PLC ADSs

If you hold New RELX PLC ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying New RELX PLC Shares that are represented by such New RELX PLC ADSs. Accordingly, deposits or withdrawals of New RELX PLC Shares for New RELX PLC ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions on New RELX PLC Shares or New RELX PLC ADSs (including any amounts withheld in respect of United Kingdom withholding taxes) will be taxable as dividends to the extent paid out of RELX PLC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current income tax treaty between the United States and the United Kingdom (the Treaty) meets these requirements, and RELX PLC believes that it is eligible for the benefits of the Treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Pounds Sterling will equal the U.S. dollar value of the Pounds Sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Pounds Sterling are converted into U.S. dollars. If the Pounds Sterling received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. If the Pounds Sterling received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Pounds Sterling equal to their U.S. dollar value on the date of receipt. Any gain or loss realised on a subsequent conversion or other disposition of the Pounds Sterling will be treated as U.S. source ordinary income or loss.

To the extent that the amount of any distribution exceeds RELX PLC’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of New RELX PLC Shares or New RELX PLC ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognised on a sale or exchange. RELX PLC does not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of New RELX PLC Shares or New RELX PLC ADSs or rights to subscribe for such shares or ADSs that are received as part of a pro rata distribution to all of RELX PLC Shareholders generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company

RELX PLC does not believe that it is, for U.S. federal income tax purposes, a passive foreign investment company (referred to in this document as a PFIC), and RELX PLC expects to operate in such a manner so as not to become a PFIC. If, however, RELX Group is or becomes a PFIC, you could be subject to additional U.S. federal income taxes on gain recognised with respect to New RELX PLC Shares or New RELX PLC ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from RELX PLC if RELX PLC a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. RELX PLC’s U.S. counsel expresses no opinion with respect to RELX PLC’s PFIC status.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognise taxable gain or loss on any sale or exchange of New RELX PLC Shares or New RELX PLC ADSs in an amount equal to the difference between the amount realised for New RELX PLC Shares or New RELX PLC ADSs and your tax basis in New RELX PLC Shares or New RELX PLC ADSs . Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognised by you will generally be treated as U.S. source gain or loss.

Information Reporting and Backup Withholding

If you are a non-corporate U.S. holder of RELX NV Shares or RELX NV ADSs, you may be subject to information reporting and backup withholding on dividends paid to you with respect to New RELX PLC Shares or New RELX PLC ADSs and on proceeds from a sale or other disposition of New RELX PLC Shares or New RELX PLC ADSs. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Reporting Requirements

If you receive New RELX PLC Shares or New RELX PLC ADSs as a result of the Simplification, you may be required to retain records pertaining to the Simplification and you may be required to file with your U.S. federal income tax return for the year in which the Simplification takes place a statement setting forth certain facts relating to the Simplification.

Information With Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (or, in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as any of the following assets if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. You are urged to consult your own tax advisors regarding the application of this reporting requirement to your ownership of New RELX PLC Shares or New RELX PLC ADSs.

This summary of certain U.S. federal income tax consequences of the Simplification to holders of RELX NV Shares and RELX NV ADSs is not tax advice. The determination of the actual tax consequences of the Simplification to a holder of RELX NV Shares or RELX NV ADSs will depend on the holder’s specific situation. Holders of RELX NV Shares or RELX NV ADSs should consult their own tax advisors as to the tax consequences of the Simplification in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

PART III – ADDITIONAL INFORMATION

1.	Consents

UBS, Mazars and BDO have each given and not withdrawn their written consent to the inclusion of their names in this document in the form and context in which they appear.

2.	Documents Available for Inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of RELX PLC and RELX NV from the date of this document up to the date and for the duration of the RELX PLC Shareholder Meetings and the RELX NV EGM:

(a)	the RELX PLC Articles;

(b)	the Existing RELX NV Articles;

(c)	the New RELX NV Articles;

(d)	the RELX PLC Directors’ Report;

(e)	the RELX NV Directors’ Report;

(f)	the Common Draft Terms of Merger;

(g)	the RELX PLC Independent Expert’s Report;

(h)	the RELX NV Independent Expert’s Report;

(i)	the Announcement;

(j)	the Prospectus dated 9 May 2018 as approved by the FCA;

(k)	the RELX Group 2015 Annual Report, the RELX Group 2016 Annual Report and the RELX Group 2017 Annual Report;

(l)	the letters of consent referred to in paragraph 1 of this Part III (Additional information); and

(m)	this document.

PART IV – DEFINITIONS

1.	Interpretation

All references to “Pounds Sterling”, “GBP”, “pence”, “sterling” or “£” are to the lawful currency of the UK.

All references to “Euro”, “EUR” or “€” are to the lawful currency of the EU (as adopted by certain member states).

All references to “U.S. Dollars”, “USD”, “dollars”, “U.S.$” and “$” are to the lawful currency of the U.S.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

2.	Definitions

The following definitions apply throughout this document unless the context requires otherwise:

Admission	means, as the context requires: (i) the admission of the New RELX PLC Shares to listing on the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange; and/or (ii) the admission to trading of up to 2,076,732,182 RELX PLC Shares, including the New RELX PLC Shares, on Euronext Amsterdam

AEX-Index	means the Amsterdam Exchange Index

Announcement	means the announcement made by RELX Group on 15 February 2018 in relation to the Simplification

BDO	means BDO LLP

Board	means the board of directors of RELX PLC and/or RELX NV (as the context requires) and Boards shall be construed accordingly

Business Day	means any day which is not a Saturday, Sunday or a bank or public holiday in London or Amsterdam

Cash Compensation	means compensation in cash granted to a Withdrawing Shareholder in respect of the RELX NV Shares held by it

Cash Compensation Funding Shares	means the New RELX PLC Shares, equal to the number of RELX NV Exit Shares, to be issued in an offering in order to realise the cash proceeds required to fund the Cash Compensation

CGT	means UK taxation of capital gains

CITA	means Dutch Corporate Income Tax Act (Wet op de vennootschapbelasting)

Chairman	means Sir Anthony Habgood, the independent non-executive chairman of each of RELX PLC and, until the Effective Date, RELX NV

Common Draft Terms of Merger	means the common draft terms of the merger, prepared in accordance with the UK Cross-Border Mergers Regulations and the Dutch Civil Code and adopted by the Boards, which are set out in Schedule 6 (Common Draft Terms of Merger) to this document

Companies Act 2006	means the Companies Act 2006, as amended from time to time

Conditions	means the conditions to the implementation of the Simplification set out in paragraph 8 of Part I (Explanatory statement from the Chairman of RELX Group) of this document

CREST	means the UK-based system for the paperless settlement of trades in listed securities, of which Euroclear UK & Ireland Limited is the operator in accordance with the Uncertificated Securities Regulation 2001 (SI 2001/3755) (as amended from time to time)

CREST Manual	means the CREST Manual issued by Euroclear

Directors	means the persons whose names are set out in paragraph 6 of Part I (Explanatory statement from the Chairman of RELX Group) of this document

Dutch Civil Code	means Burgerlijk Wetboek/Dutch Civil Code

Dutch Corporate Entities	means entities or enterprises that are resident or deemed to be resident in the Netherlands

Dutch Individuals	means individuals who are resident or deemed to be resident in the Netherlands

Dutch Notary	means a person authorised to act as notary pursuant to Dutch law
Effective Date	means the date (and, where relevant, time) the cross-border merger becomes effective as fixed by an order of the UK High Court

Enlarged Share Capital	means the aggregate of the RELX PLC Shares in issue immediately before the Effective Date and the issue of the New RELX PLC Shares

European Union	means an economic and political union of 28 member states which are located primarily in Europe

Euroclear	means Euroclear UK & Ireland Limited

Euronext Amsterdam	means Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V.

European Cross-Border Mergers Directive	means EU Directive 2005/56/EC of the European Parliament and Council of 26 October 2005

Exchange Ratio	means the exchange ratio of one New RELX PLC Share for every RELX NV Share held at the time that the Simplification is implemented under the Common Draft Terms of Merger, in connection with the Simplification

Existing RELX NV Articles	means the articles of association of RELX NV as at the date of this document

Existing RELX PLC Shares	means the RELX PLC Shares in issue as at the Latest Practicable Date

FCA	means the Financial Conduct Authority of the UK, its predecessors or its successors from time to time, including, as applicable, in its capacity as the competent authority for the purposes of Part VI of FSMA

Formula	means the formula as set out in the New RELX NV Articles by which the amount of Cash Compensation per RELX NV Exit Share to be received by a Withdrawing Shareholder is determined

FSMA	means the Financial Services and Markets Act 2000 (as amended, modified, re-enacted or replaced from time to time)

FTSE	means the FTSE Group, a provider of stock market indices for the London Stock Exchange

FTSE 100	means the Financial Times Stock Exchange 100 Index as maintained by the FTSE Group

Giro Act	means the act on giro transfers of securities (Wet giraal effectenverkeer)

Governing Agreement	means the governing agreement entered into by and between RELX PLC and RELX NV on 1 July 2015, as amended from time to time

HMRC	means Her Majesty’s Revenue & Customs or, where the context so requires, its successors from time to time

Independent Experts’ Reports	means the RELX PLC Independent Expert’s Report and the RELX NV Independent Expert’s Report

Latest Practicable Date	means 4 May 2018, being the latest practicable date prior to publication of this document

London Stock Exchange	means London Stock Exchange plc or any recognised investment exchange for the purposes of the FSMA which may take over the functions of London Stock Exchange plc

Mazars	means Mazars Paardekooper Hoffman N.V

New RELX NV Articles	means the amended articles of association of RELX NV proposed for approval by RELX NV Shareholders at the RELX NV EGM

New RELX PLC ADSs	means the RELX PLC ADSs proposed to be issued to RELX NV ADS holders pursuant to the Simplification

New RELX PLC Shares	means: (i) the RELX PLC Shares proposed to be issued, credited as fully paid, to RELX NV Shareholders pursuant to the Simplification; and (ii) the Cash Compensation Funding Shares, if applicable

Non-Dutch Corporate Entities	means entities or enterprises that are not resident and not deemed to be resident in the Netherlands

Non-Dutch Individuals	means individuals who are not resident and not deemed to be resident in the Netherlands

Notice of RELX NV EGM	means the notice of the RELX NV EGM set out in Schedule 3 (Notice of RELX NV EGM) to this document

Notice of RELX PLC Court Meeting	means the notice of the RELX PLC Court Meeting set out in Schedule 1 (Notice of RELX PLC Court Meeting) to this document

Notice of RELX PLC General Meeting	means the notice of the RELX PLC General Meeting set out in Schedule 2 (Notice of RELX PLC General Meeting) to this document

Offering	has the meaning set out in paragraph 9 of Part I (Explanatory Statement from the Chairman of RELX Group) of this document

Official List	means the official list maintained by the UKLA in accordance with section 74(1) of FSMA for the purposes of Part VI of FSMA

Overseas Shareholder	means a holder of RELX PLC Shares and/or RELX NV Shares who is a citizen, resident or national of any jurisdiction outside the UK, the Netherlands or the United States or holding on behalf of a person who is a citizen, resident or national of any jurisdiction outside the UK, the Netherlands or the United States

PRA	means the Prudential Regulation Authority as defined by FSMA

Prospectus Directive	means Directive 2003/71/EC of the European Parliament and of the Council, and amendments thereto (including amendments pursuant to Directive 2010/73/EU)

Proxy Forms	means, as the context requires: (i) the Proxy Forms to be used by holders of RELX PLC Shares in connection with the RELX PLC Court Meeting and the RELX PLC General Meeting; and (ii) the Proxy Forms to be used by holders of RELX NV Shares in connection with the RELX NV EGM

RELX Group	means RELX PLC, RELX NV and RELX Group plc and its subsidiaries, joint ventures and associates

RELX Group Share Plans	means the Long-Term Incentive Plan 2013, the Executive Share Option Scheme 2013, the Bonus Investment Plan 2010, the Deferred Share Component of the Annual Incentive Plan, the SAYE Scheme, the Retention Share Plan, the Restricted Share Plan 2014, the Dutch Share Purchase Plan and any predecessor plans previously adopted by RELX Group, each as amended from time to time

RELX NV	means RELX N.V., a public company with limited liability incorporated in the Netherlands and registered with Chamber of Commerce under number 33155037 and whose registered address is Radarweg 29, 1043 NX, Amsterdam

RELX NV ADS or American Depositary Share	means an American Depositary Share of RELX NV, each representing one RELX NV Share, issued by Citibank N.A., as depositary, and traded on the New York Stock Exchange

RELX NV Directors’ Report	means the report prepared by the Board of RELX NV in accordance with the provisions of the Dutch Civil Code, which is set out in Schedule 5 (RELX NV Directors’ Report) to this document

RELX NV EGM	means the extraordinary general meeting of RELX NV Shareholders to be convened to approve certain resolutions in connection with the Simplification, notice of which is set out in Schedule 3 (Notice of RELX NV EGM) to this document

RELX NV EGM Record Date	means the record date for the RELX NV EGM, being the 28th day prior to the date of the RELX NV EGM

RELX NV Exit Shares	means RELX NV Shares for which a Withdrawing Shareholder duly exercised his/her rights under the Withdrawal Mechanism

RELX NV K-Shares	means the RELX NV Shares that represent former K-shares (K-stukken) in bearer form and for which the holders cannot exercise the rights attached to such shares as they have not surrendered the physical K-Share certificates for such shares to RELX NV

RELX NV Independent Expert’s Report	means the independent expert’s report prepared for RELX NV Shareholders, which is set out in Schedule 8 (RELX NV Independent Expert’s Report) to this document

RELX NV Ordinary B Shares	means the RELX NV ordinary B shares of €0.07 each, that will be included in RELX NV’s authorised share capital pursuant to the New RELX NV Articles

RELX NV Resolutions	means the resolutions to be proposed at the RELX NV EGM as set out in Schedule 3 (Notice of RELX NV EGM) to this document

RELX NV Shareholders	means the holders of RELX NV Shares from time to time (any such holder being a RELX NV Shareholder)

RELX NV Shares	means the ordinary shares of €0.07 each in the capital of RELX NV from time to time, including those shares represented by RELX NV ADSs

RELX PLC	means RELX PLC, incorporated with limited liability in England and Wales with registration number 00077536 and whose registered address is 1-3 Strand, London, WC2N 5JR

RELX PLC ADS or American Depositary Share	means an American Depositary Share of RELX PLC, each representing one RELX PLC Share, issued by Citibank N.A., as depositary, and traded on the New York Stock Exchange

RELX PLC Articles	means the articles of association of RELX PLC, as may be amended from time to time

RELX PLC Court Meeting	means the meeting of RELX PLC Shareholders convened by the UK High Court pursuant to the UK Cross-Border Mergers Regulations to approve the Simplification, notice of which is set out in Schedule 1 (Notice of RELX PLC Court Meeting) to this document

RELX PLC Directors’ Report	means the report prepared by the Board of RELX PLC in accordance with the provisions of the UK Cross-Border Mergers Regulations, which is set out in Schedule 4 (RELX PLC Directors’ Report) to this document

RELX PLC General Meeting	means the general meeting of RELX PLC Shareholders convened to approve certain resolutions in connection with the Simplification, notice of which is set out in Schedule 2 (Notice of RELX PLC General Meeting) to this document

RELX PLC Independent Expert’s Report	means the independent expert’s report prepared for RELX PLC Shareholders, which is set out in Schedule 7 (RELX PLC Independent Expert’s Report) to this document

RELX PLC Resolutions	means the resolutions to be proposed at the RELX PLC General Meeting as set out in Schedule 2 (Notice of RELX PLC General Meeting)

RELX PLC Shareholders	means the holders of RELX PLC Shares from time to time (any such holder being a RELX PLC Shareholder)

RELX PLC Shareholder Meetings	means the RELX PLC Court Meeting and the RELX PLC General Meeting

RELX PLC Shares	means the ordinary shares of 14 51/116 pence each in the share capital of RELX PLC, including those shares represented by RELX PLC ADSs

RELX PLC Voting Record Time	means 6.00 p.m. (BST) on the day which is two working days prior to the date of the RELX PLC Court Meeting or the RELX PLC General Meeting or any adjournment thereof (as the case may be)

RELX Shareholders	means RELX PLC Shareholders and RELX NV Shareholders

Resolutions	means the resolutions to be proposed at the RELX PLC General Meeting as set out in Schedule 2 (Notice of RELX PLC General Meeting) and the resolutions to be proposed at the RELX NV EGM as set out in Schedule 3 (Notice of RELX NV EGM) to this document

SDRT	means UK stamp duty reserve tax

SEC	means the US Securities and Exchange Commission

Share Offering Formula	has the meaning set out in paragraph 9 of Part I (Explanatory Statement from the Chairman of RELX Group) of this document

Simplification	means the proposed merger of RELX PLC and RELX NV to be effected under the European Cross-Border Mergers Directive by way of a “merger by absorption” for the purposes of the UK Cross-Border Mergers Regulations and the Dutch Civil Code

U.S. or United States	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all areas subject to its jurisdiction

UBS	means UBS Limited

UK	means the United Kingdom of Great Britain and Northern Ireland

UK Cross-Border Mergers Regulations	means the Companies (Cross-Border Mergers) Regulations 2007 (SI 2007/2974) which implements the European Cross-Border Mergers Directive within the UK

UK High Court	means the High Court of England and Wales

UKLA	means the UK Listing Authority, being the FCA acting as such under Part VI of FSMA

Withdrawal Application	means a request for compensation in accordance with article 2:333h paragraph 1 of the Dutch Civil Code

Withdrawal Application Form	means the application form appended to this document at Annex C (Withdrawal Application Form)

Withdrawal Mechanism	means the mechanism under which any RELX NV Shareholder who voted against the Simplification may elect not to become a shareholder of RELX PLC

Withdrawal Period	means a one month period beginning on the day after the RELX NV EGM

Withdrawing Shareholder	means any RELX NV Shareholder who has duly elected to exercise their rights under the Withdrawal Mechanism and has submitted a Withdrawal Application to RELX NV

SCHEDULE 1

NOTICE OF RELX PLC COURT MEETING

IN THE HIGH COURT OF JUSTICE	Claim No. CR-2018-002288

BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES

COMPANIES COURT(ChD)

INSOLVENCY AND COMPANIES JUDGE BARBER

IN THE MATTER OF

RELX PLC

and

IN THE MATTER OF

THE COMPANIES (CROSS-BORDER MERGERS) REGULATIONS 2007

NOTICE IS HEREBY GIVEN that, by an order dated 10 April 2018 made in the above matters, the High Court of Justice, Business and Property Courts of England and Wales (the Court) has given permission for a meeting of the holders of RELX PLC Shares (as defined in the Common Draft Terms of Merger of the cross-border merger referred to below) (the Court Meeting) to be convened for the purpose of considering and, if thought fit, approving a cross-border merger pursuant to the Companies (Cross-Border Mergers) Regulations 2007 (the UK Cross-Border Mergers Regulations) (the Merger) proposed to be made between RELX PLC (the Company) and RELX N.V. and that such meeting will be held at 9.30 a.m. (BST) on 27 June 2018 at Haymarket Hotel, 1 Suffolk Place, London SW1Y 4HX at which place and time all holders of RELX PLC are requested to attend.

A copy of the Common Draft Terms of Merger, the RELX PLC directors’ report, the RELX N.V. directors’ report, the RELX PLC independent expert’s report and the RELX N.V. independent expert’s report drawn up pursuant the UK Cross-Border Mergers Regulations and Part 7 of Book 2 of the Dutch Civil Code are incorporated in the document of which this notice forms part.

Holders of RELX PLC Shares may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend, speak and vote in their stead. A blue Proxy Form (the Blue Proxy Form) for use at the Court Meeting is enclosed with this notice.

Holders of RELX PLC Shares are entitled to appoint a proxy in respect of some or all of their shares. A holder of RELX PLC Shares is also entitled to appoint more than one proxy in relation to the Court Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. A space has been included in the Blue Proxy Form to allow holders of RELX PLC Shares to specify the number of shares in respect of which that proxy is appointed. Holders of RELX PLC Shares who return the Blue Proxy Form duly executed but leave this space blank shall be deemed to have appointed the proxy in respect of all of their shares.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (www.euroclear.com). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (CREST ID RA19) not less than 48 hours (excluding non-working days) before the time of the Court Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors, or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Completion and return of the Blue Proxy Form, or the appointment of proxies through CREST, will not prevent a holder of RELX PLC Shares who is otherwise entitled to attend, speak and vote at the meeting from attending, speaking and voting in person at the meeting, or at any adjournment thereof.

To be valid, the Blue Proxy Form should be completed in accordance with the instructions on it and be: (i) signed (together with any power of attorney or other authority under which it is signed, or a duly certificated copy of such power of attorney or other authority) and lodged with the Company’s Registrar at Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6DA, West Sussex; (ii) lodged using the CREST voting service; or (iii) lodged online at www.relx.com/vote (you will need your personal Voting ID, Task ID and Shareholder Reference Number shown on your Blue Proxy Form), in any case by no later than 9.30 a.m. (BST) on 25 June 2018, or in the case of an adjourned meeting, not less than 48 hours (excluding non-working days) before the time appointed for the said meeting, but if the Blue Proxy Form is not so lodged or submitted they may be handed to Equiniti Registrars or the chairman of the Court Meeting at the start of the Court Meeting.

In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the share.

The Court has specified that only those shareholders registered in the register of members of RELX PLC as at 6.00 p.m. (BST) on 25 June 2018 or, in the event that the Court Meeting is adjourned, at 6.00 p.m. (BST) on the date that is two working days before such adjourned meeting, shall be entitled to attend or vote in respect of the number of shares registered in their name at that specified time. Changes to the entries on the register of members of the Company after that specified time will be disregarded in determining the right of any person to attend and vote at the Court Meeting, including the number of votes which may be cast thereat.

As an alternative to appointing a proxy, any holder of RELX PLC Shares which is a corporation may vote by a corporate representative appointed pursuant to the Companies Act 2006.

Voting at the Court Meeting will be conducted by poll, which shall be conducted as the chairman of the Court Meeting may determine.

By the said order, the Court has appointed Sir Anthony Habgood, the chairman of the Company or, failing him, any director of the Company or, failing that, the company secretary of the Company to act as chairman of the Court Meeting and has directed the chairman of the Court Meeting to report the result of the Court Meeting to the Court.

The Merger is conditional on, amongst other things: (i) the certification by the Court that the Company has properly completed the pre-merger acts and formalities for the cross-border merger; and (ii) following such certification, the final approval of the Merger by the Court.

Dated 9 May 2018

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

Solicitors for the Company

Nominated Persons

The statements of the rights of holders of RELX PLC Shares in relation to the appointment of proxies above do not apply to a person nominated under section 146 of the 2006 Act to enjoy information rights (a Nominated Person). Such rights can only be exercised by shareholders of the Company. Any person to whom this notice is sent who is a Nominated Person may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

Nominated Persons are reminded that they should contact the registered holder(s) of the shares in respect of which they were nominated (and not the Company) on matters relating to their investment in the Company.

SCHEDULE 2

NOTICE OF RELX PLC GENERAL MEETING

RELX PLC

(incorporated in England and Wales under the

Companies Act 2006 with registered number 00077536)

Notice is hereby given that a general meeting of RELX PLC (the Company) will be held at Haymarket Hotel, 1 Suffolk Place, London SW1Y 4HX on 27 June 2018 commencing at 9.40 a.m. (BST) (or, if later, as soon thereafter as the meeting of the holders of ordinary shares in the Company convened by the direction of the High Court of Justice Business and Property Courts of England and Wales (the Court) for 9.30 a.m. (BST) on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the resolutions set out below.

All of the resolutions will be proposed as ordinary resolutions.

1.	THAT, having noted the following:

(i)	the Company and RELX N.V. (together, the Merging Companies) intend to merge pursuant to Council Directive 2005/56/EC on Cross Border Mergers of Limited Liability Companies (the Directive) as implemented in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007 (the UK Cross-Border Mergers Regulations) and in the Netherlands by Part 7 of Book 2 of the Dutch Civil Code (the Dutch Civil Code), as a result of which: (i) all the assets and liabilities of RELX N.V. will be transferred under universal succession of title to RELX PLC; and (ii) RELX N.V. will be dissolved without going into liquidation and cease to exist (the Merger);

(ii)	the directors of the Merging Companies have each adopted common draft terms of the Merger (the Common Draft Terms of Merger), a copy of which has been produced to this meeting and initialled for the purposes of identification by the Chairman;

(iii)	under the Common Draft Terms of Merger, shareholders in RELX N.V. are to receive one new ordinary share of 14 51/116 pence in the Company (New RELX PLC Share) in exchange for each existing ordinary share of €0.07 held by them in RELX N.V. (the Exchange Ratio);

(iv)	each of BDO LLP and Mazars Paardekooper Hoffman N.V. has issued a report in which, inter alia, as required by regulation 9(5)(c)(iii) of the UK Cross-Border Mergers Regulations and section 2:328 of subsection 1 of the Dutch Civil Code, it gives its opinion that the Exchange Ratio is reasonable;

(a)	the Common Draft Terms of Merger be and are hereby approved in their original form or with or subject to any modification, addition or condition approved or imposed by the Court and consented to by the directors of both the Company and RELX N.V.; and

(b)	in addition to all existing authorities, the Directors be unconditionally authorised pursuant to section 551 of the Companies Act 2006 to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company, in connection with the Merger up to an aggregate nominal amount of £136.3 million for a period expiring at the close of business on the conclusion of RELX PLC’s next annual general meeting to be held in respect of the current financial year or, if earlier, at the close of business on 19 July 2019 (unless previously renewed, varied or revoked by the Company in general meeting), save that the Directors may make an offer or agreement, before this authority expires, which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

2.	THAT, for the purposes of article 142 of the Company’s articles of association, the maximum aggregate amount of ordinary remuneration payable to directors of the Company who do not hold executive office for their services (excluding any other amounts payable to such directors under any other relevant provisions of the articles of association of the Company) be increased from £500,000 per annum to £2,000,000 per annum.

By order of the Board

Henry Udow

Company Secretary

9 May 2018

Registered Office: 1-3 Strand, London WC2N 5JR

Notes:

Resolutions

(1)	Resolution 2 proposes to increase the limit on the aggregate amount of ordinary remuneration payable to the Chairman and Non-Executive Directors of the Company (excluding any other amounts payable to the Chairman and Non-Executive Directors under relevant provisions of the articles of association of the Company) from £500,000 per annum to £2,000,000 per annum. Currently, the Chairman and each of the Non-Executive Directors receive a fee from each of the Company, RELX NV and RELX Group plc in respect of their role as a director of each company. Following the Merger, it is intended that all such fees will be paid by the Company only. The proposed increased limit on fees that may be paid to the Chairman and Non-Executive Directors by the Company of £2,000,000 per annum is equal to the aggregate of the existing annual fee limits approved by shareholders of the Company, RELX NV and RELX Group plc of £500,000, Euro 600,000 and £1,000,000, respectively, and is intended to ensure that the Chairman and Non-Executive Directors can continue to be paid the same fees following the effective date of the Merger. It is not intended that the actual fees paid to the Chairman or any Non-Executive Director will be increased as a result of the Merger.

Proxy appointment

(2)	Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and to vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy may only be appointed: (i) by completion and return of the White Proxy Form; (ii) online at www.relx.com/vote. You will need your personal Voting ID, Task ID and Shareholder Reference Number shown on your White Proxy Form; or (iii) via the CREST electronic proxy appointment service, as described in paragraphs 9 to 12 below.

(3)	To be valid any White Proxy Form or other such instrument appointing a proxy must reach the Company’s Registrar not less than 48 hours (excluding non-working days) before the time of the General Meeting.

(4)	The return of a completed White Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraph 10 below) will not prevent a shareholder attending the General Meeting and voting in person if he/she wishes to do so.

Nominated persons

(5)	Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a Nominated Person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

(6)	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 2 to 4 above does not apply to Nominated Persons. The rights described in those paragraphs can only be exercised by shareholders of the Company.

Right to attend and vote at the General Meeting

(7)	To be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Register of Members of the Company at 6.00 p.m. (BST) on 25 June 2018 (or if this meeting is adjourned, in the Register of Members at 6.00 p.m. (BST) two working days before the date of any adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Total voting rights

(8)	As at 4 May 2018 (being the latest practicable date prior to the publication of this Notice) the Company’s issued share capital (excluding treasury shares) consisted of 1,051,287,659 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 4 May 2018 were 1,051,287,659.

CREST members

(9)	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (www.euroclear.com). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

(10)	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (CREST ID RA19) not less than 48 hours (excluding non-working days) before the time of the General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

(11)	CREST members and, where applicable, their CREST sponsors, or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(12)	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Corporate representatives

(13)	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that if two or more representatives purport to vote in respect of the same shares: (i) if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and (ii) in other cases, the power is treated as not exercised.

Members’ resolutions and matters under sections 338 and 338A of the Companies Act 2006

(14)	Under sections 338 and 338A of the Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective, (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than 14 May 2018, being the date six clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Joint Holders

(15)	In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the share.

Attendance at the General Meeting

(16)	Any member attending the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

(17)	For those shareholders receiving paper copies, a Registration Form is attached to the White Proxy Form enclosed with this Notice. Please bring the Registration Form with you to help facilitate your admission to the meeting. The General Meeting will start at 9.40 a.m. (BST) (or as soon thereafter as the meeting convened by the Court has concluded or been adjourned) and registration will be available from 8.55 a.m. (BST). Please arrive by 9.25 a.m. (BST) to allow time for registration.

(18)	For the safety and comfort of those attending the General Meeting, security measures will be in place at the meeting. Certain items will not be permitted in the meeting. These include cameras, recording equipment, and items of any nature with potential to cause disorder and such other items as the chairman of the meeting may specify. Mobile telephones must be switched off during the meeting.

(19)	The meeting is easily accessible for wheelchair users.

Availability of documents and other information

(20)	A copy of this Notice, and other information required by section 311A of the Companies Act 2006, can be found at www.relx.com.

(21)	You may not use any electronic address provided either in this Notice or any related documents (including the White Proxy Form) to communicate with the Company for any purposes other than those expressly stated.

Voting results

The results of the voting at the General Meeting will be announced through a Regulatory Information Service and will appear on the Company’s website (www.relx.com) following the conclusion of the General Meeting.

SCHEDULE 3

NOTICE OF RELX NV EGM

AGENDA

Extraordinary General Meeting

of RELX N.V. (the Company)

to be held on Thursday 28 June 2018 at 9.30 a.m. (CEST)

at the Hilton Amsterdam Airport Hotel,

Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands

1.	Opening

2.	Amendment of the Company’s articles of association in connection with the merger proposed under agenda item 3 (resolution)

3.	Cross-border merger between the Company and RELX PLC (resolution)

4.	Release from liability of the directors

a. Release from liability of the executive directors (resolution)

b. Release from liability of the non-executive directors (resolution)

5.	Close of meeting

Explanatory notes to the Agenda

General

On 15 February 2018, the boards of directors of both the Company (the Board) and RELX PLC (together the Boards) announced a proposed further simplification of RELX Group’s corporate structure, moving from the current dual parent holding company structure to a single parent company (the Simplification). The Simplification follows the significant measures which were completed in 2015 and is a natural next step for RELX Group, removing complexity and increasing transparency.

The Simplification will be implemented through a cross-border merger between RELX PLC and RELX NV which will result in RELX PLC becoming the sole parent company of RELX Group. Shareholders of the Company will receive one new share in RELX PLC in exchange for each share held in the Company at the time the Simplification is implemented.

Further to the information contained in these explanatory notes, an explanation to the Simplification can be found in:

•	the circular dated 9 May, 2018 (the Circular), and

•	the common draft terms of merger between RELX PLC and the Company (the Common Draft Terms of Merger), which are both available on RELX Group’s website at www.relx.com. The Common Draft Terms of Merger have also been filed with the Dutch Trade Register and are also an annex to the Circular.

In connection with the Simplification, the Extraordinary General Meeting is asked to adopt the resolutions proposed under items 2 through 4 of the agenda for the Extraordinary General Meeting.

Item 2: Amendment of the Company’s articles of association in connection with the merger proposed under agenda item 3 (resolution)

If the Simplification is approved by shareholders of the Company at the Extraordinary General Meeting, a withdrawal mechanism in accordance with section 2:333h, subsection (1) of the Dutch Civil Code will be provided for those shareholders who have voted against the Simplification and who do not wish to hold shares in RELX PLC (the Withdrawal Mechanism). Such shareholders (each a Withdrawing Shareholder) may file a request for compensation with the Company (the Withdrawal Application) in accordance with the Dutch Civil Code within a period of one month beginning on the day after the Extraordinary General Meeting (the Withdrawal Period).

A shareholder of the Company who has voted in favour of the proposal to enter into the Simplification at the Extraordinary General Meeting, abstained from voting, or was not present or represented at the Extraordinary General Meeting, does not have any rights under the Withdrawal Mechanism.

A Withdrawing Shareholder can make use of the Withdrawal Mechanism only in respect of the shares in the Company that such Withdrawing Shareholder:

(i)	held at the record date of the Extraordinary General Meeting and in respect of which such Withdrawing Shareholder voted against the Simplification; and

(ii)	still holds at the time of the Withdrawal Application.

If such shares are held by the Withdrawing Shareholder in an account with an intermediary, the legal title to those shares must be delivered from the giro depot as referred to in act on giro transfers of securities (Wet giraal effectenverkeer) in accordance with the Withdrawal Application Form for the Withdrawal Mechanism to be available. Upon delivery (uitlevering) of the shares from the giro depot, and for so long as the shares are held directly on the Company’s shareholders’ register, they cannot be traded on any trading venue.

In anticipation of the Simplification, the Board proposes to amend the existing articles of association of the Company to include:

(i)	a formula under which the amount of compensation payable to Withdrawing Shareholders who elect to exercise their rights under the Withdrawal Mechanism can be established objectively (the Cash Compensation); and

(ii)	provisions under which the Board may decide with the written consent of the holder of such share to convert each share into an ordinary B share, with a nominal value of EUR 0.07, of RELX NV (the RELX NV Ordinary B Shares) carrying the same rights as the current RELX NV shares.

It is expected that the Board will decide to do so immediately prior to the date the Simplification becomes effective (the Effective Date) in order to facilitate the implementation of the Withdrawal Mechanism. Upon the Effective Date, the RELX NV Ordinary B Shares will cease to exist as a consequence of the Simplification taking effect.

Shareholders of the Company should note that: (i) once the Withdrawal Period has ended, any Withdrawal Application will be irrevocable; and (ii) following the submission of a Withdrawal Application Form, a Withdrawing Shareholder shall not be allowed to transfer or dispose of the shares in the Company for which it duly exercised its rights under the Withdrawal Mechanism (the RELX NV Exit Shares) in any manner.

A draft of the Withdrawal Application Form is included in the Circular and the final version will be posted on the RELX Group website (www.relx.com) after the Extraordinary General Meeting.

Upon completion of the Simplification, a Withdrawing Shareholder will not receive new shares of RELX PLC. Instead the Withdrawing Shareholder will receive Cash Compensation for the RELX NV Exit Shares and such RELX NV Exit Shares will cease to exist as a consequence of the Simplification taking effect.

The Cash Compensation per RELX NV Exit Share to be received by a Withdrawing Shareholder will be determined in accordance with the formula proposed to be included in the amended articles of association (the Formula).

The amount of the Cash Compensation per RELX NV Exit Share will depend on the total aggregate number of shares in the Company in respect of which shareholders submit Withdrawal Applications and shall be determined on the following basis:

•	if the aggregate number of RELX NV Exit Shares represents 1 per cent. or less of the issued and outstanding share capital of RELX NV on the last day of the Withdrawal Period, the volume weighted average price (VWAP) of a RELX PLC share for the five trading day period ending on the Effective Date; or

•	if the aggregate number of RELX NV Exit Shares represents more than 1 per cent. of the issued and outstanding share capital of the Company on the last day of the Withdrawal Period, the cash proceeds realised by RELX PLC from an offering of a number of newly issued RELX PLC shares (the Cash Compensation Funding Shares) equal to the aggregate number of RELX NV Exit Shares (the Share Offering Formula).

After the expiry of the Withdrawal Period, the Boards shall jointly determine the number of Withdrawing Shareholders and the aggregate number of RELX NV Exit Shares on the basis of the Withdrawal Applications received.

If the Cash Compensation per RELX NV Exit Share is to be determined in accordance with the Share Offering Formula, RELX PLC will offer and sell the Cash Compensation Funding Shares (the Offering) during the period between the end of the Withdrawal Period and the Effective Date. RELX PLC will issue the Cash Compensation Funding Shares to the persons who have agreed to subscribe for them pursuant to the Offering after the Effective Date. After the Withdrawal Period had ended, the Board will determine whether such Offering will take place by means of an accelerated book build, private placement or other alternative sale arrangement. Following the Offering, and prior to the Effective Date, the Cash Compensation per RELX NV Exit Share will be determined by the Boards by dividing the proceeds of the Offering by the total number of RELX NV Exit Shares. Since the number of Cash Compensation Funding Shares issued in any such Offering will be equal to the number of RELX NV Exit Shares, this Offering will not result in any dilution of the interests of RELX Shareholders.

Any Cash Compensation will be paid by RELX PLC within 10 Business Days following the Effective Date, net of any tax that is required to be withheld by law.

If this proposal is adopted, the amendment to the Company’s articles of association will be implemented during a short suspension of the Extraordinary General Meeting prior to the proposal to vote on agenda items 3 and 4. If the proposal under this agenda item 2 is not adopted, then the amendment to the Company’s articles of association will not be implemented and the other items on the agenda will not be put to a vote.

The proposal to amend the Company’s articles of association, includes the proposal to authorise each member of the Board as well as any and all lawyers and paralegals practicing with De Brauw Blackstone Westbroek N.V. to execute the notarial deed of amendment to the articles of association.

Item 3: Cross-border merger between the Company and RELX PLC (resolution)

Under this agenda it is proposed to enter into the Simplification, pursuant to the Common Draft Terms of Merger.

In order to be validly approved, the Simplification requires a majority (greater than 50 per cent.) of the votes cast in person or by proxy at the Extraordinary General Meeting in favour of the resolution, if at least 50 per cent. of the issued share capital is represented (either in proxy or by person) at the meeting. If less than 50 per cent. of the issued share capital is represented at the Extraordinary General Meeting, a majority of two-thirds of the votes cast is required to validly pass the resolution.

Item 4: Release from liability of the directors

4a.	Release from liability of the executive directors (resolution)

4b.	Release from liability of the non-executive directors (resolution)

Under agenda item 4, two resolutions will be put to a vote

(a)	Releasing the executive directors from their liability for their management to the extent such management is disclosed to the General Meeting prior to the voting on this agenda item, up to the date of the Extraordinary General Meeting (resolution)

(b)	Releasing the non-executive directors from their liability for their supervision to the extent such supervision is disclosed to the General Meeting prior to the voting on this agenda item, up to the date of the Extraordinary General Meeting (resolution)

As the Company will cease to exist as a consequence of the Simplification, Resolution 4a proposes to release the executive directors of the Board from liability for their management up to the date of the Extraordinary General Meeting, except with respect to claims for wilful misconduct, fraud or other criminal acts. Resolution 4b proposes to release the non-executive directors of the Board from liability for their supervision up to the date of the Extraordinary General Meeting, except with respect to claims for wilful misconduct, fraud or other criminal acts. Resolution 4a and Resolution 4b will be subject to the Simplification taking effect.